Exhibit 99.1

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Page
Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2015 and 2014	F-4

Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013	F-6

Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013	F-8

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2015, 2014 and 2013	F-9

Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013	F-10

Notes to Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013	F-13

Schedule 1 — Melco Crown Entertainment Limited Condensed Financial Statement as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013	F-81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2(aa)(i) to the consolidated financial statements, the accompanying consolidated balance sheets as of December 31, 2014 and 2015 have been adjusted for the retrospective application of the authoritative guidance on the presentation of debt issuance costs which was adopted by the Company on January 1, 2016.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 12, 2016 (December 14, 2016 as to Notes 2(aa)(i), 8, 11 and 24)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015 of the Company and our report dated April 12, 2016 (December 14, 2016 as to Notes 2(aa)(i), 8, 11 and 24) expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph relating to the retrospective adoption of the authoritative guidance on the presentation of debt issuance costs which was adopted by the Company on January 1, 2016.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 12, 2016

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,611,026	$1,597,655
Bank deposits with original maturity over three months	724,736	110,616
Restricted cash	317,118	1,447,034
Accounts receivable, net (Note 3)	271,627	253,665
Amounts due from affiliated companies (Note 23(a))	1,175	1,079
Deferred tax assets (Note 16)	19	532
Income tax receivable	62	15
Inventories	33,074	23,111
Prepaid expenses and other current assets	61,324	69,254

Total current assets	3,020,161	3,502,961

PROPERTY AND EQUIPMENT, NET (Note 5)	5,760,229	4,696,391
GAMING SUBCONCESSION, NET (Note 6)	370,557	427,794
INTANGIBLE ASSETS (Note 7)	4,220	4,220
GOODWILL (Note 7)	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 8)	192,012	290,647
RESTRICTED CASH	—	369,549
DEFERRED TAX ASSETS (Note 16)	83	115
LAND USE RIGHTS, NET (Note 9)	833,132	887,188

TOTAL ASSETS	$10,262,309	$10,260,780

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$15,588	$14,428
Accrued expenses and other current liabilities (Note 10)	1,056,850	1,005,720
Income tax payable	3,487	6,621
Capital lease obligations, due within one year (Note 12)	29,792	23,512
Current portion of long-term debt, net (Note 11)	102,836	261,097
Amounts due to affiliated companies (Note 23(b))	2,464	3,626

Total current liabilities	1,211,017	1,315,004

LONG-TERM DEBT, NET (Note 11)	3,712,396	3,469,901
OTHER LONG-TERM LIABILITIES (Note 13)	80,962	93,441
DEFERRED TAX LIABILITIES (Note 16)	55,598	58,949
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 12)	270,477	278,027
LAND USE RIGHTS PAYABLE (Note 22(c))	—	3,788
COMMITMENTS AND CONTINGENCIES (Note 22)

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2014
SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized – 7,300,000,000 shares as of December 31, 2015 and 2014 and issued – 1,630,924,523 and 1,633,701,920 shares as of December 31, 2015 and 2014, respectively (Note 15))	$16,309	$16,337
Treasury shares, at cost (12,935,230 and 17,684,386 shares as of December 31, 2015 and 2014, respectively (Note 15))	(275)	(33,167)
Additional paid-in capital	3,075,459	3,092,943
Accumulated other comprehensive losses	(21,934)	(17,149)
Retained earnings	1,270,074	1,227,177

Total Melco Crown Entertainment Limited shareholders’ equity	4,339,633	4,286,141
Noncontrolling interests	592,226	755,529

Total equity	4,931,859	5,041,670

TOTAL LIABILITIES AND EQUITY	$10,262,309	$10,260,780

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2015	2014	2013
OPERATING REVENUES
Casino	$3,767,291	$4,654,184	$4,941,487
Rooms	199,727	136,427	127,661
Food and beverage	126,848	84,895	78,880
Entertainment, retail and others	117,543	108,417	103,739

Gross revenues	4,211,409	4,983,923	5,251,767
Less: promotional allowances	(236,609)	(181,614)	(164,589)

Net revenues	3,974,800	4,802,309	5,087,178

OPERATING COSTS AND EXPENSES
Casino	(2,654,760)	(3,246,404)	(3,452,736)
Rooms	(23,419)	(12,669)	(12,511)
Food and beverage	(43,295)	(23,513)	(29,114)
Entertainment, retail and others	(77,506)	(62,073)	(64,212)
General and administrative	(383,874)	(311,696)	(255,780)
Payments to the Philippine Parties (Note 21(c))	(16,547)	(870)	—
Pre-opening costs	(168,172)	(93,970)	(17,014)
Development costs	(110)	(10,734)	(26,297)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(54,056)	(64,471)	(64,271)
Depreciation and amortization	(359,341)	(246,686)	(261,298)
Property charges and others	(38,068)	(8,698)	(6,884)
Gain on disposal of assets held for sale (Note 4)	—	22,072	—

Total operating costs and expenses	(3,876,385)	(4,116,949)	(4,247,354)

OPERATING INCOME	98,415	685,360	839,824

NON-OPERATING INCOME (EXPENSES)
Interest income	13,900	20,025	7,660
Interest expenses, net of capitalized interest	(118,330)	(124,090)	(152,660)
Amortization of deferred financing costs	(38,511)	(28,055)	(18,159)
Loan commitment and other finance fees	(7,328)	(18,976)	(25,643)
Foreign exchange loss, net	(2,156)	(6,155)	(10,756)
Other income, net	2,317	2,313	1,661
Loss on extinguishment of debt (Note 11)	(481)	—	(50,935)
Costs associated with debt modification (Note 11)	(7,603)	—	(10,538)

Total non-operating expenses, net	(158,192)	(154,938)	(259,370)

(LOSS) INCOME BEFORE INCOME TAX	(59,777)	530,422	580,454
INCOME TAX EXPENSE (Note 16)	(1,031)	(3,036)	(2,441)

NET (LOSS) INCOME	(60,808)	527,386	578,013

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	166,555	80,894	59,450

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$105,747	$608,280	$637,463

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2015	2014	2013
NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.065	$0.369	$0.386

Diluted	$0.065	$0.366	$0.383

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,617,263,041	1,647,571,547	1,649,678,643

Diluted	1,627,108,770	1,660,503,130	1,664,198,091

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
Net (loss) income	$(60,808)	$527,386	$578,013
Other comprehensive loss:
Foreign currency translation adjustment	(9,376)	(2,468)	(23,399)
Change in fair value of interest rate swap agreements	(42)	(19)	—

Other comprehensive loss	(9,418)	(2,487)	(23,399)

Total comprehensive (loss) income	(70,226)	524,899	554,614
Comprehensive loss attributable to noncontrolling interests	171,188	81,824	68,314

Comprehensive income attributable to Melco Crown Entertainment Limited	$100,962	$606,723	$622,928

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders’ Equity
					Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings	Noncontrolling Interests	Total Equity
	Ordinary Shares		Treasury Shares
	Shares	Amount	Shares	Amount
			(Note)
BALANCE AT JANUARY 1, 2013	1,658,059,295	$16,581	(11,267,038)	$(113)	$3,235,835	$(1,057)	$134,693	$354,817	$3,740,756
Net income for the year	—	—	—	—	—	—	637,463	(59,450)	578,013
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	280,000	280,000
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(8,864)	(23,399)
Share-based compensation (Note 17)	—	—	—	—	14,119	—	—	883	15,002
Shares purchased under trust arrangement for future vesting of restricted shares (Note 15)	—	—	(1,121,838)	(8,770)	—	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 15)	—	—	378,579	2,965	(2,965)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 15)	8,574,153	86	(8,574,153)	(86)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 15)	—	—	1,297,902	13	(13)	—	—	—	—
Exercise of share options (Note 15)	—	—	3,064,302	31	4,888	—	—	—	4,919
Change in shareholding of the Philippine subsidiaries (Note 25)	—	—	—	—	227,535	—	—	110,926	338,461

BALANCE AT DECEMBER 31, 2013	1,666,633,448	16,667	(16,222,246)	(5,960)	3,479,399	(15,592)	772,156	678,312	4,924,982
Net income for the year	—	—	—	—	—	—	608,280	(80,894)	527,386
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	92,000	92,000
Foreign currency translation adjustment	—	—	—	—	—	(1,538)	—	(930)	(2,468)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(19)	—	—	(19)
Share-based compensation (Note 17)	—	—	—	—	18,233	—	—	2,168	20,401
Shares purchased under trust arrangement for future vesting of restricted shares (Note 15)	—	—	(208,278)	(1,721)	—	—	—	—	(1,721)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 15)	—	—	467,121	3,648	(3,648)	—	—	—	—
Shares repurchased for retirement (Note 15)	—	—	(36,649,344)	(300,495)	—	—	—	—	(300,495)
Retirement of shares (Note 15)	(32,931,528)	(330)	32,931,528	271,341	(271,011)	—	—	—	—
Issuance of shares for restricted shares vested (Note 15)	—	—	1,068,534	11	(11)	—	—	—	—
Exercise of share options (Note 15)	—	—	928,299	9	2,147	—	—	—	2,156
Change in shareholding of the Philippine subsidiaries (Note 25)	—	—	—	—	57,293	—	—	64,873	122,166
Dividends declared ($0.2076 per share) (Note 20)	—	—	—	—	(189,459)	—	(153,259)	—	(342,718)

BALANCE AT DECEMBER 31, 2014	1,633,701,920	16,337	(17,684,386)	(33,167)	3,092,943	(17,149)	1,227,177	755,529	5,041,670
Net income (loss) for the year	—	—	—	—	—	—	105,747	(166,555)	(60,808)
Foreign currency translation adjustment	—	—	—	—	—	(4,767)	—	(4,609)	(9,376)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(18)	—	(24)	(42)
Share-based compensation (Note 17)	—	—	—	—	18,640	—	—	2,210	20,850
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 15)	—	—	466,203	3,732	(3,732)	—	—	—	—
Retirement of shares (Note 15)	(3,717,816)	(37)	3,717,816	29,154	(29,117)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 15)	940,419	9	(940,419)	(9)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 15)	—	—	136,809	1	(1)	—	—	—	—
Exercise of share options (Note 15)	—	—	1,368,747	14	2,401	—	—	—	2,415
Transfer of property and equipment between subsidiaries	—	—	—	—	3,433	—	—	(3,433)	—
Change in shareholding of the Philippine subsidiaries (Note 25)	—	—	—	—	(9,108)	—	—	9,108	—
Dividends declared ($0.0389 per share) (Note 20)	—	—	—	—	—	—	(62,850)	—	(62,850)

BALANCE AT DECEMBER 31, 2015	1,630,924,523	$16,309	(12,935,230)	$(275)	$3,075,459	$(21,934)	$1,270,074	$592,226	$4,931,859

Note:	The treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan; and iii) the shares repurchased by the Company under the 2015 Stock Repurchase Program and 2014 Stock Repurchase Program pending for retirement.

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(60,808)	$527,386	$578,013
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	470,634	368,394	382,806
Amortization of deferred financing costs	38,511	28,055	18,159
Amortization of deferred interest expense	—	—	756
Amortization of discount on senior notes payable	—	—	71
Interest accretion on capital lease obligations	16,137	19,756	16,063
Interest income on restricted cash	(4,776)	(9,050)	—
Loss on disposal of property and equipment	474	4,550	2,483
Impairment loss recognized on property and equipment	—	4,146	—
Allowance for doubtful debts and direct write off	39,341	37,669	44,299
Provision for value-added tax receivables	30,254	—	—
Written off contract acquisition costs	—	—	1,582
Gain on disposal of assets held for sale	—	(22,072)	—
Loss on extinguishment of debt	481	—	50,935
Written off deferred financing costs on modification of debt	7,603	—	10,538
Share-based compensation	20,827	20,401	14,987
Changes in operating assets and liabilities:
Accounts receivable	(56,172)	(7,732)	(15,261)
Amounts due from affiliated companies	(96)	(1,056)	1,299
Inventories	(9,963)	(4,942)	(1,593)
Prepaid expenses and other current assets	(2,597)	(3,893)	(25,974)
Long-term prepayments, deposits and other assets	(23,927)	(49,007)	(1,197)
Deferred tax assets	557	(22)	12
Accounts payable	1,160	4,603	(3,920)
Accrued expenses and other current liabilities	14,558	(42,668)	71,527
Income tax payable	(3,185)	(239)	5,640
Amounts due to affiliated companies	46	(2,000)	2,164
Amount due to a shareholder	—	(79)	79
Other long-term liabilities	46,318	26,271	2,010
Deferred tax liabilities	(3,351)	(3,857)	(3,544)

Net cash provided by operating activities	$522,026	$894,614	$1,151,934

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for capitalized construction costs	$(1,043,334)	$(977,182)	$(496,915)
Placement of bank deposits with original maturity over three months	(1,034,173)	(110,616)	(626,940)
Payment for acquisition of property and equipment	(248,038)	(237,715)	(78,250)
Payment for land use rights	(31,678)	(50,541)	(64,297)
Deposits for acquisition of property and equipment	(28,840)	(99,443)	(17,198)
Advance payments for construction costs	(19,739)	(107,587)	(161,633)
Payment for entertainment production costs	(3,100)	(1,346)	(2,064)
Payment for security deposit	(1,389)	—	(4,293)
Payment for contract acquisition costs	—	—	(27,722)
Proceeds from deposits on sale of assets held for sale	—	—	1,285
Net proceeds from sale of assets held for sale	—	29,255	—
Proceeds from sale of property and equipment	295	1,117	343
Escrow funds refundable to the Philippine Parties	24,643	—	—
Withdrawals of bank deposits with original maturity over three months	420,053	626,940	—
Changes in restricted cash	1,495,644	(678,151)	268,414

Net cash used in investing activities	(469,656)	(1,605,269)	(1,209,270)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(70,205)	(262,563)	(1,667,969)
Dividends paid	(62,850)	(342,718)	—
Payment of deferred financing costs	(49,877)	(12,742)	(129,133)
Principal payments on capital lease obligations	(146)	(228)	(38)
Repurchase of shares for retirement	—	(300,495)	—
Purchase of shares under trust arrangement for future vesting of restricted shares	—	(1,721)	(8,770)
Prepayment of deferred financing costs	—	—	(56,535)
Deferred payment for acquisition of assets and liabilities	—	—	(25,000)
Capital contribution from noncontrolling interests	—	92,000	280,000
Net proceeds from issuance of shares of a subsidiary	—	122,167	338,461
Proceeds from exercise of share options	5,092	736	4,017
Proceeds from long-term debt	148,298	1,632,514	1,000,000

Net cash (used in) provided by financing activities	(29,688)	926,950	(264,967)

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(9,311)	(397)	(5,149)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,371	215,898	(327,452)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,597,655	1,381,757	1,709,209

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,611,026	$1,597,655	$1,381,757

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(106,984)	$(95,118)	$(127,807)
Cash paid for tax (net of refunds)	(7,010)	(7,154)	(333)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Costs of property and equipment funded through capital lease obligations	—	850	288,535
Costs of property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	65,678	60,738	15,744
Costs of property and equipment funded through amounts due to affiliated companies	772	2,809	215
Construction costs funded through accrued expenses and other current liabilities, other long-term liabilities and capital lease obligations	89,068	200,800	87,611
Land use rights costs funded through accrued expenses and other current liabilities and land use rights payable	—	—	14,608
Deferred financing costs funded through accrued expenses and other current liabilities	8,254	248	4,522

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its American depository shares (“ADS”) listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America and its ordinary shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) until 4:00 p.m. on July 3, 2015, the date of the Company completed the voluntary withdrawal of the listing of its ordinary shares on the Main Board of the Hong Kong Stock Exchange.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group also majority owns and operates Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, which commenced operations on October 27, 2015. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), a majority-owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. under the stock code of “MCP”, through MCP’s subsidiary, MCE Leisure (Philippines) Corporation (“MCE Leisure”), currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. City of Dreams Manila commenced operations on December 14, 2014, with a grand opening of the integrated resort on February 2, 2015.

As of December 31, 2015 and 2014, the major shareholders of the Company are Melco International Development Limited (“Melco”), a Hong Kong-listed company, and Crown Resorts Limited (“Crown”), an Australian-listed corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date.

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(c)	Fair Value of Financial Instruments - continued

The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cashier’s orders, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those funds that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2015 and 2014 comprises i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the Studio City Notes and Studio City Project Facility as defined in Note 11 and other associated agreements; ii) a deposit account of the Taiwan branch office of one subsidiary in Taiwan which has been frozen by the Taiwanese authority since January 2013 in connection with an investigation related to certain alleged violations of Taiwan banking and foreign exchange laws, with an indictment received in August 2014 against such Taiwan branch office and certain of its employees, and such freeze order was lifted by the Taiwanese authority in October 2015, further information is included in Note 22(e); iii) cash in escrow account, which was set up in March 2013, that was restricted for payment of City of Dreams Manila project costs in accordance with the terms of the Regular/Provisional License as defined in Note 21(a) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”) and which was released on June 15, 2015, further information is included in Note 22(c); iv) cash in an escrow account that is restricted in respect of a foundation fee payable for City of Dreams Manila in accordance with the terms of the Regular/Provisional License; and v) interest income earned on restricted cash balances which are restricted as to withdrawal and use.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau and the Philippines, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2015 and 2014, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the

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(f)	Accounts Receivable and Credit Risk - continued

receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2015 and 2014, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(h)	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	4 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years
Plant and gaming machinery	3 to 5 years

The remaining estimated useful lives of the property and equipment are periodically reviewed. For the review of estimated useful lives of buildings of Altira Macau and City of Dreams, the Group

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(h)	Property and Equipment, Net - continued

considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau and the Group’s anticipated usage of the buildings. As a result, effective from October 1, 2015, the estimated useful lives of certain buildings assets of Altira Macau and City of Dreams have been extended in order to reflect the estimated periods during which the buildings are expected to remain in service. The estimated useful lives of certain buildings assets of Altira Macau and City of Dreams were changed from 25 years to 40 years from the date the buildings are placed in service. The changes in estimated useful lives of these buildings assets have resulted in a reduction in depreciation of $5,827, an increase in net income attributable to Melco Crown Entertainment Limited of $5,827 and an increase in basic and diluted earnings per share of $0.004 for the year ended December 31, 2015.

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment casino resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group’s long-term debt except for the Aircraft Term Loan as disclosed in Note 11, interest rate swap agreements, the land premium payables for the land use rights where City of Dreams and Studio City are located and the capital lease obligations. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $253,168, $220,974 and $183,647, of which $134,838, $96,884 and $30,987 were capitalized for the years ended December 31, 2015, 2014 and 2013, respectively. Total amortization of deferred financing costs amounted to $43,969, of which $5,458 was capitalized during the year ended December 31, 2015. No amortization of deferred financing costs were capitalized during the years ended December 31, 2014 and 2013.

(j)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown (Macau) Limited (“Melco Crown Macau”), a subsidiary of the Company and the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k)	Goodwill and Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost,

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(k)	Goodwill and Intangible Assets - continued

less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

(l)	Impairment of Long-lived Assets (Other Than Goodwill)

The Group evaluates the recoverability of long-lived assets with finite lives based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Group recognizes the assets at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Group evaluates their recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

No impairment loss was recognized during the years ended December 31, 2015 and 2013. During the year ended December 31, 2014, an impairment loss of $4,146 was recognized mainly due to reconfiguration of the entertainment area at City of Dreams and renovation of the casinos at City of Dreams and Altira Macau and the amount was included in the consolidated statements of operations.

(m)	Deferred Financing Costs, Net

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Amortization expense of approximately $38,511, $28,055 and $18,159, net of amortization capitalized of $5,458, nil and nil, were recorded during the years ended December 31, 2015, 2014 and 2013, respectively.

(n)	Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated lease term of the land.

Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The estimated term of the leases are periodically reviewed. For the review of such estimated term of the leases under the applicable land concession contracts, the Group considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau and the Group’s development plans. As a result, effective from October 1, 2015, the estimated term of the leases under the land concession contracts for Altira Macau, City of Dreams and Studio City, in accordance with the relevant accounting standards, have been extended to April

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(n)	Land Use Rights, Net - continued

2047, May 2049 and October 2055, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years as disclosed in Note 2(h). The changes in estimated term of the leases under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of $10,413, an increase in net income attributable to Melco Crown Entertainment Limited of $6,763 and an increase in basic and diluted earnings per share of $0.004 for the year ended December 31, 2015.

(o)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Grand Hyatt Macau hotel, Hyatt City of Dreams Manila hotel (collectively the “Hyatt Hotels”) and Taipa Square Casino. For the operations of the Hyatt Hotels, the Group is the owner of the hotels property, and the hotel managers operate the hotels under management agreements providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotels’ business; it is the principal and the transactions of the Hyatt Hotels are therefore recognized on a gross basis. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

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(o)	Revenue Recognition and Promotional Allowances - continued

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2015, 2014 and 2013 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2015	2014	2013
Rooms	$24,625	$22,282	$19,828
Food and beverage	64,676	53,941	43,838
Entertainment, retail and others	9,365	7,683	8,301

	$98,666	$83,906	$71,967

(p)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business mainly from loyal slot machine customers and table games patrons. Members earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the estimated costs of providing those benefits, age and history with expiration of unused points resulting in a reduction of the accruals.

(q)	Gaming Taxes and License Fees

The Group is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes and license fees are determined mainly from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes and license fees totaled $1,717,805, $2,275,610 and $2,479,958 for the years ended December 31, 2015, 2014 and 2013, respectively.

(r)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group has incurred pre-opening costs primarily in connection with City of Dreams Manila and Studio City since December 2012 and July 2011, respectively. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(s)	Development Costs

Development costs include costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

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(t)	Advertising and Promotional Expenses

The Group expenses all advertising and promotional expenses as incurred or the first time the advertising takes place. Advertising and promotional expenses included in the accompanying consolidated statements of operations were $107,383, $47,906 and $43,403 for the years ended December 31, 2015, 2014 and 2013, respectively.

(u)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”), the Macau Pataca (“MOP”) or the Philippine Peso (“PHP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(v)	Share-based Compensation Expenses

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant and actual forfeitures are recognized currently to the extent they differ from the estimate.

Further information on the Group’s share-based compensation arrangements is included in Note 17.

(w)	Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely

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(w)	Income Tax - continued

than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(x)	Net Income Attributable to Melco Crown Entertainment Limited Per Share

Basic net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.

Diluted net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2015	2014	2013
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share	1,617,263,041	1,647,571,547	1,649,678,643
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	9,845,729	12,931,583	14,519,448

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share	1,627,108,770	1,660,503,130	1,664,198,091

During the years ended December 31, 2015, 2014 and 2013, 4,778,880, 2,519,037 and nil outstanding share options and 237,855, 701,681 and nil outstanding restricted shares as at December 31, 2015, 2014 and 2013, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

(y)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility (as defined in Note 11). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or

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(y)	Accounting for Derivative Instruments and Hedging Activities - continued

accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Further information on the Group’s interest rate swap agreements is included in Note 11.

(z)	Comprehensive (Loss) Income and Accumulated Other Comprehensive Losses

Comprehensive (loss) income includes net (loss) income, foreign currency translation adjustment and change in fair value of interest rate swap agreements and is reported in the consolidated statements of comprehensive income.

As of December 31, 2015 and 2014, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2015	2014
Foreign currency translation adjustment	$(21,897)	$(17,130)
Change in the fair value of interest rate swap agreements	(37)	(19)

	$(21,934)	$(17,149)

(aa)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncement:

(i)	In April 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to present as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance was effective as of January 1, 2016 and the Group adopted the new guidance on a retrospective basis. As a result, debt issuance costs of $143,804 and $170,130 as of December 31, 2015 and 2014, respectively, related to the Group’s non-current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; debt issuance costs of $3,669 and $1,653 as of December 31, 2015 and 2014, respectively, related to the Group’s current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net; and debt issuance costs of $32,335 and $3,089 as of December 31, 2015 and 2014, respectively, related to the Group’s revolving credit facilities were reclassified from deferred financing costs, net to long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

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(aa)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted:

(ii)	In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

(iii)

In June 2014, the FASB issued an accounting standard update which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized

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in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The guidance is effective for interim and fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance can be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the consolidated financial statements and to all new or modified awards thereafter. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

(iv)	In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of an extraordinary item, which is an event or transaction that is both unusual in nature and infrequently occurring. As a result of the amendment, an entity will no longer segregate an extraordinary item from the results of ordinary operations; separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or disclose income taxes and earnings-per-share data applicable to an extraordinary item. The guidance is effective for interim and fiscals years beginning after December 15, 2015 with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

(v)	In July 2015, the FASB issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

(vi)

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted - continued

be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

(vii)	In January 2016, the FASB issued an accounting standard update which improves certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance changes the measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value, and also amends certain disclosure requirements associated with the fair value of financial instruments. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted for certain changes. The guidance should be applied as a cumulative-effect adjustment as of the date of adoption, except for the guidance related to equity securities without readily determinable fair values should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

(viii)	In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2015	2014
Casino	$466,259	$414,515
Hotel	8,427	1,728
Other	7,698	6,208

Sub-total	482,384	422,451
Less: allowance for doubtful debts	(210,757)	(168,786)

	$271,627	$253,665

During the years ended December 31, 2015, 2014 and 2013, the Group has provided allowance for doubtful debts, net of recoveries of $37,978, $29,979 and $43,750 and has directly written off accounts receivable of $1,350, $7,690 and $549, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET - continued

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2015	2014	2013
At beginning of year	$168,786	$143,334	$113,264
Additional allowance, net of recoveries	37,978	29,979	43,750
Reclassified from (to) long-term receivables, net	3,993	(4,527)	(13,680)

At end of year	$210,757	$168,786	$143,334

4.	ASSETS HELD FOR SALE

On February 18, 2014, the Group completed the sale of its properties in Macau pursuant to a promissory agreement dated November 20, 2013 signed with a third party. Total consideration amounted to HK$240,000,000 (equivalent to $30,848) which include a cash deposit of HK$10,000,000 (equivalent to $1,285) received by the Group on the date of signing the promissory agreement. During the year ended December 31, 2014, the Group recognized a gain on disposal of assets held for sale of $22,072.

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost
Buildings	$4,944,672	$2,693,256
Furniture, fixtures and equipment	885,724	607,423
Leasehold improvements	775,422	588,454
Plant and gaming machinery	228,591	197,740
Transportation	88,590	84,441
Construction in progress	563,720	1,935,391

Sub-total	7,486,719	6,106,705
Less: accumulated depreciation and amortization	(1,726,490)	(1,410,314)

Property and equipment, net	$5,760,229	$4,696,391

As of December 31, 2015 and 2014, construction in progress in relation to City of Dreams, Studio City and City of Dreams Manila included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which, in the aggregate, amounted to $69,311 and $219,141, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements were $251,176 and $14,322 as of December 31, 2015 and $265,781 and $711 as of December 31, 2014, respectively. Further information of the lease arrangements is included in Note 12.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

6.	GAMING SUBCONCESSION, NET

	December 31,
	2015	2014
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(529,443)	(472,206)

Gaming subconcession, net	$370,557	$427,794

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2016 through 2021, and approximately $27,135 in 2022.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce the estimated fair value of trademarks below its carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2015, 2014 and 2013.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2015	2014
Entertainment production costs	$77,284	$73,819
Less: accumulated amortization	(43,888)	(34,646)

Entertainment production costs, net	33,396	39,173
Deferred financing costs, net	32,335	3,089
Other long-term prepayments and other assets	27,895	27,956
Advance payments for construction costs	26,544	107,563
Input value-added tax, net	23,281	43,841
Other deposits	14,579	11,653
Short film production cost	12,701	—
Deferred rent assets	10,393	99
Long-term receivables, net	9,202	10,115
Deposits for acquisition of property and equipment	1,686	47,158

Long-term prepayments, deposits and other assets	$192,012	$290,647

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective estimated useful life of the entertainment show, whichever is shorter.

Deferred financing costs, net represent unamortized debt issuance costs related to the Group’s revolving credit facilities.

Advance payments for construction costs are connected with the construction and fit-out cost for City of Dreams, Studio City and City of Dreams Manila.

Input value-added tax, net represents the value-added tax recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila. During the year ended December 31, 2015, a provision for input value-added tax primarily pertaining to certain construction of City of Dreams Manila expected to be non-recoverable amounted to $30,254 was recognized and included in “Property Charges and Others” line item in the consolidated statements of operations. No provisions for input value-added tax were recognized during the years ended December 31, 2014 and 2013.

Long-term receivables, net represent casino receivables from casino customers where settlement is not expected within the next year. During the year ended December 31, 2015, net amount of long-term receivables of $5,111 and net amount of allowance for doubtful debts of $3,993 were reclassified to current. During the years ended December 31, 2014 and 2013, net amount of current accounts receivable of $8,642 and $17,691 and net amount of allowance for doubtful debts of $4,527 and $13,680, respectively, were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LAND USE RIGHTS, NET

	December 31,
	2015	2014
Altira Macau (“Taipa Land”)	$146,475	$146,475
City of Dreams (“Cotai Land”)	399,578	399,578
Studio City (“Studio City Land”)	653,564	653,564

	1,199,617	1,199,617
Less: accumulated amortization	(366,485)	(312,429)

Land use rights, net	$833,132	$887,188

In January 2013, the Group recognized an additional land premium of approximately $2,449 for Taipa Land upon Altira Developments Limited’s (“Altira Developments”), a subsidiary of the Company, acceptance of the initial terms for the revision of the land concession contract issued by the Macau Government further to an amendment request applied by Altira Developments in 2012 for an increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable the final registration of the Taipa Land. In June 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Taipa Land. On July 15, 2013, Altira Developments paid the additional land premium of approximately $2,449 set forth in the final amendment proposal, and accepted the terms of such proposal on July 16, 2013. The land grant amendment process was completed with the publication in the Macau official gazette of such revision on December 18, 2013. Further details on the revised land amendment for Taipa Land are disclosed in Note 22(c).

In March 2013, the Group recognized an additional land premium of approximately $23,344 for Cotai Land upon Melco Crown (COD) Developments Limited’s (“Melco Crown (COD) Developments”), a subsidiary of the Company, and Melco Crown Macau’s acceptance of the land grant amendment proposal for the land concession contract of the Cotai Land, issued by the Macau Government in February 2013 further to an amendment request applied by Melco Crown (COD) Developments in 2011. Such amendment proposal contemplated the development of an additional five-star hotel area in replacement of the four-star apartment hotel area included in such land grant, and the extension of the development period of the Cotai Land grant until the date falling four years after publication of the amendment in the Macau official gazette. In October 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Cotai Land. On October 16, 2013, Melco Crown (COD) Developments paid a portion of the additional land premium of approximately $8,736 set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process for Cotai Land was completed following the publication in the Macau official gazette of such revision on January 29, 2014. Further details on the final land amendment for Cotai Land are disclosed in Note 22(c).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2015	2014
Construction costs payables	$189,592	$169,053
Gaming tax accruals	185,223	171,460
Outstanding gaming chips and tokens	184,223	237,013
Staff cost accruals	123,978	117,049
Operating expense and other accruals and liabilities	143,318	94,068
Property and equipment payables	87,291	70,957
Customer deposits and ticket sales	83,265	80,898
Interest expenses payable	32,755	33,544
Restricted cash refundable to the Philippine Parties (Note 22(c))	23,417	—
Land use rights payable	3,788	31,678

	$1,056,850	$1,005,720

11.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2015	2014
Studio City Project Facility (net of unamortized deferred financing costs of $51,845 and $71,735 as of December 31, 2015 and 2014, respectively)	$1,243,844	$1,223,954
2013 Senior Notes (net of unamortized deferred financing costs of $63,486 and $73,611 as of December 31, 2015 and 2014, respectively)	936,514	926,389
Studio City Notes (net of unamortized deferred financing costs of $15,129 and $17,486 as of December 31, 2015 and 2014, respectively)	809,871	807,514
2015 Credit Facilities (net of unamortized deferred financing costs of $12,399 and nil as of December 31, 2015 and 2014, respectively)	488,886	—
Philippine Notes (net of unamortized deferred financing costs of $4,614 and $6,264 as of December 31, 2015 and 2014, respectively)	313,412	329,931
Aircraft Term Loan	22,705	28,731
2011 Credit Facilities (net of unamortized deferred financing costs of nil and $2,687 as of December 31, 2015 and 2014, respectively)	—	414,479

	3,815,232	3,730,998
Current portion of long-term debt (net of unamortized deferred financing costs of $3,669 and $1,653 as of December 31, 2015 and 2014, respectively)	(102,836)	(261,097)

	$3,712,396	$3,469,901

2011 Credit Facilities

On June 22, 2011, Melco Crown Macau (the “Borrower”) entered into an amendment and restatement agreement (the “2011 Credit Facilities”), which was further amended on June 29, 2015 pursuant to a second amendment and restatement agreement dated June 19, 2015 (and defined as the “2015 Credit Facilities”) as described below, with certain lenders in respect of a senior secured credit facility (the “City of Dreams Project Facility”). The City of Dreams Project Facility was originally entered on September 5, 2007 (and was subsequently amended from time to time) in an aggregate amount of $1,750,000 to fund the City of Dreams project, construction of an integrated entertainment resort complex in Macau. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2011 Credit Facilities - continued

On June 30, 2011, the 2011 Credit Facilities, which was subsequently amended from time to time, became effective and among other things: (i) reduced the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which were denominated in Hong Kong dollars; (ii) introduced new lenders and removed certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed one of the Borrower’s subsidiaries which was subsequently dissolved on May 31, 2012, from the borrowing group which included the Borrower and certain of its affiliates and subsidiaries as defined under the City of Dreams Project Facility (the “2011 Borrowing Group”).

The 2011 Credit Facilities would have matured on June 30, 2016. The 2011 Term Loan Facility was subject to quarterly amortization payments commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility would have been repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower had the option to make voluntary prepayments with a minimum amount required in respect of the 2011 Credit Facilities, plus any applicable break costs. The Borrower was also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group, subject to certain exceptions; (ii) the net proceeds in excess of a required amount under the 2011 Credit Facilities of certain asset sales, subject to reinvestment rights and certain exceptions; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses in excess of a required amount under the 2011 Credit Facilities to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions.

Drawdowns on the 2011 Term Loan Facility were subject to satisfaction of conditions precedent specified in the 2011 Credit Facilities and the 2011 Revolving Credit Facility was to be made available on a fully revolving basis to the date that was one month prior to the 2011 Revolving Credit Facility’s final maturity date.

The indebtedness under the 2011 Credit Facilities was guaranteed by the 2011 Borrowing Group, which applied until the 2011 Credit Facilities was amended on June 29, 2015. Security for the 2011 Credit Facilities included: a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also covered all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2011 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2011 Borrowing Group which were not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2011 Borrowing Group and equipment and tools used in the gaming business by the 2011 Borrowing Group; as well as other customary security.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2011 Credit Facilities - continued

The 2011 Credit Facilities contained certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities removed the financial covenants under the City of Dreams Project Facility, and replaced them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011. As of December 31, 2014, management believes that the 2011 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There were provisions that limited or prohibited certain payments of dividends and other distributions by the 2011 Borrowing Group to companies or persons who were not members of the 2011 Borrowing Group (described in further detail in Note 19). As of December 31, 2014, the net assets of the 2011 Borrowing Group of approximately $3,559,000 were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower had the option to select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower was obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $1,385, $2,808 and $2,453 were recognized during the years ended December 31, 2015, 2014 and 2013, respectively.

During the years ended December 31, 2015 and 2014, the Borrower repaid HK$499,315,200 (equivalent to $64,179) and HK$1,997,260,800 (equivalent to $256,717), respectively, under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013, and the Borrower had no drawdown on the 2011 Revolving Credit Facility. Immediately before the amendment of the 2011 Credit Facilities on June 29, 2015, the Borrower had total outstanding borrowings of HK$2,746,233,600 (equivalent to $352,987) under the 2011 Credit Facilities and the Borrower made voluntary repayments to repay the entire outstanding balance under the 2011 Credit Facilities with part of the proceeds of the drawdown from the 2015 Credit Facilities as described below. As of December 31, 2014, the 2011 Term Loan Facility had been fully drawn down while the entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remained available for future drawdown, and accordingly, the Borrower had total outstanding borrowings of HK$3,245,548,800 (equivalent to $417,166) under the 2011 Credit Facilities.

2015 Credit Facilities

On June 29, 2015, the 2011 Credit Facilities were further amended pursuant to a second amendment and restatement agreement (the “2015 Credit Facilities”) entered into by, among others, the Borrower and certain lenders in respect of the 2011 Credit Facilities, on June 19, 2015. The 2015 Credit Facilities, among other things: (i) increased the size of the total available facilities from HK$9,362,160,000 (equivalent to $1,203,362) to HK$13,650,000,000 (equivalent to $1,750,000 based on exchange rate on transaction date), comprising a HK$3,900,000,000 (equivalent to $500,000 based on exchange rate on transaction date) term

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities - continued

loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). In addition, the 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000 (the “2015 Incremental Facility”); (ii) introduced new lenders and removed certain lenders originally under the 2011 Credit Facilities; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the 2011 Credit Facilities, including but not limited to, increased flexibility to move cash within borrowing group as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), lower covenant levels and reduced reporting requirements.

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility. The 2015 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule commencing on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2015 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2015 Borrowing Group, including but not limited to: (i) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2015 Borrowing Group’s land concessions, subject to certain exceptions; (ii) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (iii) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $50,000. In addition, upon the occurrence of a “Change of Control” as defined under the 2015 Credit Facilities, any lender under the 2015 Credit Facilities may, with 20 business days’ notice, cancel their commitment and request repayment in full of the 2015 Credit Facilities; and upon the occurrence of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, comprised in any of the Altira Macau or the City of Dreams gaming business, the whole of the 2015 Credit Facilities will be cancelled and all amounts outstanding thereunder will become immediately due and payable.

Drawdowns on the 2015 Term Loan Facility are subject to satisfaction of conditions precedent specified in the 2015 Credit Facilities and the 2015 Revolving Credit Facility is available on a fully revolving basis up to the date that is one month prior to the 2015 Revolving Credit Facility’s final maturity date. On June 29, 2015, the 2015 Term Loan Facility of HK$3,900,000,000 (equivalent to $500,000 based on exchange rate on transaction date) was fully drawn down and the availability period for this facility has expired. The Borrower has no drawdown on the 2015 Revolving Credit Facility and 2015 Incremental Facility during the year ended December 31, 2015.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities - continued

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group, which applied on and from June 29, 2015. Security for the 2015 Credit Facilities remains the same as the 2011 Credit Facilities (except that the terms of the associated security documents have been amended for consistency with the 2015 Credit Facilities).

The 2015 Credit Facilities contains certain covenants customary for such financings including, but not limited to: the 2015 Borrowing Group’s limitations on, except as permitted under the 2015 Credit Facilities (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio but with lower covenant levels. The first test date of the financial covenants was September 30, 2015. As of December 31, 2015, management believes that the 2015 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group (described in further detail in Note 19). As of December 31, 2015, the net assets of the 2015 Borrowing Group of approximately $3,825,000 were restricted from being distributed under the terms of the 2015 Credit Facilities.

Borrowings under the 2015 Credit Facilities bear an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2015 Credit Facilities amounting to $3,100 were recognized during the year ended December 31, 2015.

As of December 31, 2015, the Borrower had total outstanding borrowings relating to the 2015 Credit Facilities of HK$3,900,000,000 (equivalent to $501,285). The entire 2015 Revolving Credit Facility of HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) remains available for future drawdown.

In accordance with the applicable accounting standards, the Borrower recorded a $481 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2015 which represented the write off of a portion of unamortized deferred financing costs associated with the 2011 Credit Facilities and recorded $592 costs associated with debt modification in the consolidated statements of operations for the year ended December 31, 2015 which represented the portion of the third party costs in relation to the 2015 Credit Facilities. The upfront fee and the remaining portion of third party costs of $46,507 were capitalized as deferred financing costs.

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”), a subsidiary of the Company, issued and listed the $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”) on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was

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98.671% of the principal amount. The 2010 Senior Notes were general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to a subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, ranked equally in right of payment to all existing and future senior indebtedness of MCE Finance and ranked senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes would have matured on May 15, 2018. Interest on the 2010 Senior Notes was accrued at a rate of 10.25% per annum and was payable semi-annually in arrears on May 15 and November 15 of each year, commenced on November 15, 2010.

MCE Finance had the option to redeem all or part of the 2010 Senior Notes at any time prior to May 15, 2014, at a “make-whole” redemption price. Thereafter, MCE Finance had the option to redeem all or a portion of the 2010 Senior Notes at any time at fixed redemption prices that declined ratably over time.

Prior to May 15, 2013, MCE Finance had the option to redeem up to 35% of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also had the option to redeem in whole, but not in part the 2010 Senior Notes at fixed redemption prices.

The indenture governing the 2010 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger.

There were provisions under the indenture of the 2010 Senior Notes that limited or prohibited certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to companies or persons who were not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 19).

On October 30, 2012, MCE Finance received unrevoked consents from the holders (the “Holders”) of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments to, among other things, allowed MCE Finance to (i) make an additional $400,000 of restricted payments to fund the Studio City project and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the “Proposed Amendments”) to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, MCE Finance made a cash tender offer to repurchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving

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net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to repurchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013. The accounting for the total redemption costs of $102,497, unamortized deferred financing costs of $23,793 and unamortized issue discount of $5,962 in relation to the 2010 Senior Notes as of the redemption date are disclosed as below under the 2013 Senior Notes.

RMB Bonds

On May 9, 2011, the Company issued and listed the Renminbi (“RMB”) 2,300,000,000 3.75% bonds due 2013 (the “RMB Bonds”) (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at 100% at par. The RMB Bonds were direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which at all times ranked equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that were both mandatory and of general application. The RMB Bonds would have matured on May 9, 2013 and the interest on the RMB Bonds was accrued at a rate of 3.75% per annum and was payable semi-annually in arrears on May 9 and November 9 of each year, commenced on November 9, 2011.

The Company had the option to redeem in whole, but not in part under certain circumstances as defined in the indenture, the RMB Bonds at any time prior to May 9, 2012 at an additional redemption price. Thereafter, the Company had the option to redeem in whole, but not in part, the RMB Bonds at any time after May 9, 2012 at a fixed redemption price.

The indenture governing the RMB Bonds contained certain negative pledge and financial covenants, providing that the Company should not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company was also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and a leverage ratio.

On March 11, 2013, the Company early redeemed the RMB Bonds in full in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest, which was partially funded from net proceeds from offering of the 2013 Senior Notes (described below). The Group wrote off the unamortized deferred financing costs of $586 immediately before redemption of the RMB Bonds as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013.

Deposit-Linked Loan

On May 20, 2011, the Company entered into a Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange

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rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan would have matured on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bore interest at a rate of 2.88% per annum and was payable semi-annually in arrears on May 8 and November 8 of each year, commenced on November 8, 2011.

On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), a subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on London Interbank Offered Rate plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2015, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft. As of December 31, 2015 and 2014, the carrying value of aircraft was $37,559 and $40,974, respectively.

2013 Senior Notes

On February 7, 2013, MCE Finance issued and listed $1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”) and priced at 100% at par on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013.

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The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to (i) repurchase in full the 2010 Senior Notes of $600,000 and fund the related redemption costs of the 2010 Senior Notes of $102,497 and (ii) for the partial repayment of the RMB Bonds on March 11, 2013. As a result, in accordance with the applicable accounting standards, the Group recorded a $50,256 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013 which comprised the portion of the redemption costs of $38,949, write off of respective portion of unamortized deferred financing costs of $9,041 and unamortized issue discount of $2,266 related to the 2010 Senior Notes and recorded $10,538 costs associated with debt modification in the consolidated statements of operations for the year ended December 31, 2013 which represented the portion of the underwriting fee and other third party costs incurred in connection with the issuance of the 2013 Senior Notes. The remaining portion of the underwriting fee and other third party costs of $6,523 were capitalized as deferred financing costs.

MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that decline ratably over time.

MCE Finance has the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also has the option to redeem in whole, but not in part the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2015, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its restricted subsidiaries to companies or persons who are not MCE Finance or members of MCE Finance’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 19). As of December 31, 2015 and 2014, the net assets of MCE Finance and its restricted subsidiaries of approximately $3,913,000 and $3,639,000, respectively, were restricted from being distributed under the terms of the 2013 Senior Notes.

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”), a majority-owned subsidiary, issued and listed the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and priced at 100% at par on the SGX-ST. The Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”), a subsidiary of Studio City Finance and the immediate holding

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company of Studio City Company Limited (“Studio City Company”), a subsidiary of Studio City Finance, or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.5% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance used the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of Studio City Finance (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and were available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which was deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), and has been restricted for use to pay future interest payments until the opening date (the “Opening Date”) of the Studio City project as defined in the Studio City Project Facility.

Concurrent with the submission of the first utilization request under the Studio City Project Facility on January 10, 2014, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 was released from the Note Interest Reserve Account and deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility. The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account. During the years ended December 31, 2015 and 2014, Studio City Finance paid Studio City Notes interest expenses amounting to $70,125 and $70,125, respectively. As of December 31, 2015, the balance of the Note Interest Reserve Account was fully utilized for interest payments.

As of December 31, 2015, the Group classified the balance of Note Debt Service Reserve Account of $35,068 as current portion of restricted cash on the consolidated balance sheets. As of December 31, 2014,

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the Group classified the balance of the Note Interest Reserve Account of $63,340 as current portion of restricted cash, while the balance of Note Debt Service Reserve Account of $35,064 as non-current portion of restricted cash on the consolidated balance sheets.

The Studio City Notes were subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility was not executed on or before March 31, 2013; and ii) the funds were not released from the Note Proceeds Account prior to January 28, 2014, the date that was one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second condition was satisfied when the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of Studio City Finance for the Studio City project cost payments on January 17, 2014.

On November 26, 2012, Studio City Finance and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs are financed in the following order:

•	the funding from the Company and the ultimate noncontrolling shareholder of Studio City Finance in an aggregate amount of $825,000 is used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account are used until they have been exhausted; and

•	thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, are used until they have been exhausted.

Studio City Finance had the option to redeem all or a portion of the Studio City Notes at any time prior to December 1, 2015, at an additional redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time at fixed redemption prices that decline ratably over time.

Studio City Finance had the option to redeem up to 35% of the Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to December 1, 2015. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the Studio City Notes at fixed redemption prices.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2015, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

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There are provisions under the indenture governing the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions (described in further detail in Note 19). As of December 31, 2015 and 2014, the net assets of Studio City Finance and its restricted subsidiaries of approximately $89,000 and $102,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On January 28, 2013, Studio City Company (the “Studio City Borrower”) and certain lenders (the “Studio City Lenders”) executed a senior secured credit facilities denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”), pursuant to substantially all the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered on October 19, 2012 by the Studio City Borrower, the Studio City Lenders, the Company and New Cotai Investments, LLC (“New Cotai Investments”), a noncontrolling shareholder who owns 40% interest in Studio City Borrower, to fund the Studio City project. The Studio City Project Facility consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on September 30, 2016. Amounts under the Studio City Term Loan Facility were able to be borrowed from and after the date that certain conditions precedent were satisfied until July 28, 2014. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. On November 18, 2015, the Studio City Borrower received the requisite lender consent to amend the Studio City Project Facility documentation as proposed by the Studio City Borrowing Group (as defined below). The amendments, which were in effect as of November 18, 2015, included changing the Studio City project Opening Date condition from 400 to 250 tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing (the “Amendments to the Studio City Project Facility”).

Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until September 30, 2016, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”).

The Studio City Borrower may make voluntary prepayments in respect of the Studio City Project Facility in a minimum amount of HK$100,000,000 (equivalent to $12,853), plus the amount of any applicable break costs. The Studio City Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the Studio City Borrowing Group, including but not limited to: (i) net termination or claim proceeds under the Studio City Borrowing Group’s land concessions, certain construction agreements or finance or project documents, subject to certain exceptions; (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $5,000; (iii) the net proceeds received by any member of the Studio City Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the Studio City Borrowing

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Group, subject to certain exceptions; (iv) 50% of the net proceeds of any permitted equity issuance of any member of the Studio City Borrowing Group; (v) the net proceeds of any debt issuance of any member of the Studio City Borrowing Group, subject to certain exceptions; (vi) insurance proceeds net of expenses to obtain such proceeds under the property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $10,000; and (vii) certain percentage of excess cash in accordance with leverage test.

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown Macau related solely to the operation of the Studio City gaming area which are funded from the proceeds of the Studio City Project Facility are pledged as security for the Studio City Project Facility and related finance documents.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) pay dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility, as amended, contains certain financial covenants and the first test date of these financial covenants is March 31, 2017. As of December 31, 2015, management believes that Studio City Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to companies or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 19). As of December 31, 2015 and 2014, the net assets of Studio City Investments and its restricted subsidiaries of approximately $173,000 and $175,000, respectively, were restricted from being distributed under the terms of the Studio City Project Facility.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period which started from January 28, 2013. The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $1,794 and $15,153 during the years ended December 31, 2015 and 2014, respectively.

In connection with the Studio City Project Facility, Studio City International Holdings Limited (“Studio City International”), an intermediate holding company of Studio City Finance and a majority-owned subsidiary, was required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International had deposited and maintained a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2014. The Cash Collateral was required to be maintained until the construction completion date of the Studio City had occurred, certain debt service reserve and accrual accounts had been funded to the required balance and the financial

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11.	LONG-TERM DEBT, NET - continued

Studio City Project Facility - continued

covenants had been complied with. As of December 31, 2014, the Cash Collateral was classified as non-current portion of restricted cash in the consolidated balance sheets. The Amendments to the Studio City Project Facility on November 18, 2015 includes a creation of a new secured liquidity account (“Liquidity Account”) to be held in the name of the Studio City Borrower and to be credited with the Cash Collateral as a liquidity amount for the general corporate and working capital purposes of the Studio City group. On November 30, 2015, the Cash Collateral was transferred to the Liquidity Account and was released from restricted cash.

During the year ended December 31, 2015, the Group recorded $7,011 costs associated with debt modification which represented the third party fees incurred for the Amendments to the Studio City Project Facility in the consolidated statements of operations.

As of December 31, 2015 and 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down while the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future drawdown, subject to satisfaction of certain conditions precedent.

The Studio City Borrower is required, within 120 days after the drawdown of the Studio City Term Loan Facility, to enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the Studio City Notes are subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility. Since the Studio City Borrower drew down the Studio City Term Loan Facility on July 28, 2014, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements since September 2014 to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower pays a fixed interest rate of the notional amount, and receives variable interest which is based on the applicable HIBOR for each of the payment dates. These interest rate swap agreements are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses were recognized in the consolidated statements of operations. No hedge agreement had been entered as at December 31, 2013, as the Studio City Borrower has not drawn down on the Studio City Project Facility.

Philippine Notes

On January 24, 2014, MCE Leisure issued PHP15 billion 5% senior notes, due 2019 (the “Philippine Notes”) (equivalent to $336,825 based on exchange rate on transaction date) at par of 100% of the principal amount and offered to certain primary institutional lenders as noteholders via private placement in the Philippines, which was priced on December 19, 2013.

The Philippine Notes are general obligations of MCE Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MCP, rank equally in right of payment to all existing and future senior indebtedness of MCE Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Leisure.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

Philippine Notes - continued

The Philippine Notes are guaranteed by MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure; and irrevocably and unconditionally by MCE on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Philippine Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commenced on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

The net proceeds from the offering of the Philippine Notes, after deducting the underwriting commissions and other expenses of approximately PHP230,769,000 (equivalent to $5,182 based on exchange rate on transaction date), was approximately PHP14,769,231,000 (equivalent to $331,643 based on exchange rate on transaction date). MCE Leisure used the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes.

MCE Leisure had the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at 100% of the principal amount plus applicable premium as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries ability, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger. As of December 31, 2015, management believes that MCE Leisure was in compliance with each of the financial restrictions and requirements.

The Philippine Notes are exempted from registration with the Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by the Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders, accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B) which limit the assignment and transfer of the Philippine Notes to primary institutional lenders only and to be held by not more than nineteen primary institutional lenders at any time before maturity of the Philippine Notes.

Philippine Credit Facility

On October 14, 2015, MCP entered into an on-demand, unsecured credit facility agreement of PHP2,350,000,000 (the “Philippine Credit Facility”) (equivalent to $49,824) with a lender to finance advances to MCE Leisure. The Philippine Credit Facility availability period is up to August 31, 2016 and the maturity date of each individual drawdown cannot extend beyond the later to occur of (i) the date which is one year from the date of drawdown, and (ii) 90 days after the end of the availability period. The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedents,

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

Philippine Credit Facility - continued

including issuance of a promissory note in favor of the lender evidencing such drawdown. Borrowings under the Philippine Credit Facility bear interest at the higher of: (i) the Philippine Dealing System Treasury Reference Rate PM (the “PDST-R2”) of the selected interest period plus the applicable PDST-R2 margin of 1.25% per annum and (ii) Philippines Special Deposit Account Rate (the “SDA”) of the selected interest period plus the applicable SDA margin ranging from 0.50% to 0.75% per annum, such rate to be set one business day prior to the relevant interest period. The Philippine Credit Facility includes a tax gross up provision requiring MCP to pay without any deduction or withholding for or on account of tax. As of December 31, 2015, the Philippine Credit Facility has not been drawn.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2015	2014	2013
Interest for Studio City Notes	$70,125	$70,125	$71,099
Interest for Studio City Project Facility	61,330	26,321	—
Interest for 2013 Senior Notes	50,000	50,000	44,998
Interest for Philippine Notes	20,563	19,751	—
Interest for 2015 Credit Facilities	5,053	—	—
Interest for 2011 Credit Facilities	3,768	11,337	16,841
Interest for Aircraft Term Loan	823	998	1,191
Interest for 2010 Senior Notes	—	—	6,028
Amortization of discount in connection with issuance of 2010 Senior Notes	—	—	71
Interest for RMB Bonds	—	—	2,610
Interest for Deposit-Linked Loan	—	—	1,728

	211,662	178,532	144,566
Interest capitalized	(133,007)	(82,761)	(25,259)

	$78,655	$95,771	$119,307

During the years ended December 31, 2015, 2014 and 2013, the Group’s average borrowing rates were approximately 5.40%, 5.41% and 5.36% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2015 are as follows:

Year ending December 31,
2016	$106,505
2017	207,006
2018	1,114,194
2019	366,621
2020	870,116
Over 2020	1,298,263

$3,962,705

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, a lease agreement (the “MCP Lease Agreement”) which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle Corporation (“Belle”, one of the Philippine Parties as defined in Note 21(a)) for lease of the land and certain of the building structures for City of Dreams Manila which is expected to expire on July 11, 2033, became effective upon completion of closing arrangement conditions and with minor changes from the original terms.

Apart from the MCP Lease Agreement, the Group entered into lease agreements with third parties for the lease of certain property and equipment during the year ended December 31, 2014.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital lease at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2015 are as follows:

Year ending December 31,
2016	$32,030
2017	34,945
2018	38,234
2019	41,802
2020	46,016
Over 2020	678,950

Total minimum lease payments	871,977
Less: amounts representing interest	(571,708)

Present value of minimum lease payments	300,269
Current portion	(29,792)

Non-current portion	$270,477

13.	OTHER LONG-TERM LIABILITIES

	December 31,
	2015	2014
Staff cost accruals	$47,979	$20,545
Other liabilities	13,219	205
Deferred rent liabilities	11,749	12,296
Other deposits received	7,456	1,233
Construction costs and property and equipment retention payables	559	59,162

	$80,962	$93,441

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents, bank deposits with original maturity over three months and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2015 and 2014, which included the Studio City Project Facility, the 2013 Senior Notes, the Studio City Notes, the 2015 Credit Facilities, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan, were approximately $3,855,538 and $3,878,381, respectively, as compared to its carrying value of $3,962,705 and $3,902,781, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes and the Studio City Notes. Fair value for the Studio City Project Facility, the 2015 Credit Facilities, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying value of land use rights payable approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2015, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. As of December 31, 2015, the interest rate swap agreements carried at fair value and the fair value of these interest rate swap agreements approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements represented a level 2 measurement in the fair value hierarchy.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	CAPITAL STRUCTURE

Ordinary and Treasury Shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan as described in Note 17; and iii) the shares repurchased by the Company under the 2015 Stock Repurchase Program and 2014 Stock Repurchase Program (as described below) pending for retirement.

New Shares Issued by the Company

During the years ended December 31, 2015, 2014 and 2013, the Company issued 940,419, nil and 8,574,153 ordinary shares to its depository bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 136,809, 1,068,534 and 1,297,902 of these ordinary shares upon vesting of restricted shares; and 1,368,747, 928,299 and 3,064,302 of these ordinary shares upon exercise of share options during the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, 2014 and 2013, the Company had a balance of 12,917,017, 13,482,154 and 15,478,987 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options, respectively.

Shares Purchased under a Trust Arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADS from the open market for the purpose of satisfying its obligation to deliver ADS under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee can purchase ADS from the open market at the price range to be determined by the Company’s management from time to time. This Share Purchase Program may be terminated by the Company at any time. The purchased ADSs are to be delivered to the Directors, eligible employees and consultants upon vesting of the restricted shares.

During the year ended December 31, 2015, no ordinary share was purchased under a trust arrangement, while 466,203 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. During the year ended December 31, 2014, 69,426 ADSs, equivalent to 208,278 ordinary shares were purchased under a trust arrangement from the open market at an average market price of $24.79 per ADS or $8.26 per share (including commissions), and 467,121 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. During the year ended December 31, 2013, 373,946 ADSs, equivalent to 1,121,838 ordinary shares were purchased under a trust arrangement from the open market at an average market price of $23.45 per ADS or $7.82 per share (including commissions), and 378,579 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. As of December 31, 2015 and 2014, the shares purchased under trust arrangement had a balance of 18,213 and 484,416 ordinary shares for future issuance upon vesting of restricted shares, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	CAPITAL STRUCTURE - continued

Ordinary and Treasury Shares - continued

Shares Repurchased for Retirement

On August 7, 2014, the Board of Directors of the Company authorized the repurchase of the Company’s ADS of up to an aggregate of $500,000 under a stock repurchase program (the “2014 Stock Repurchase Program”) for shares retirement. The 2014 Stock Repurchase Program expired following the 2015 share repurchase mandate granted by the shareholders at the annual general meeting of the Company held on May 20, 2015 (as describe below). Under the 2014 Stock Repurchase Program, the Company could repurchase ADS from the open market at the price range determined by the Company’s management from time to time. The 2014 Stock Repurchase Program might be terminated by the Company at any time prior to the expiration of the 2014 Stock Repurchase Program.

On May 20, 2015, the Board of Directors of the Company authorized the repurchase of the Company’s ADS of up to an aggregate of $500,000 under a stock repurchase program (the “2015 Stock Repurchase Program”), which remained valid until the expiry or revocation of the share repurchase mandate granted by the shareholders, upon conclusion of the annual general meeting of the Company held in 2016, for shares retirement. Under the 2015 Stock Repurchase Program, the Company can repurchase ADS from the open market at the price range determined by the Company’s management from time to time. The 2015 Stock Repurchase Program may be terminated by the Company at any time prior to the expiration of the 2015 Stock Repurchase Program.

During the year ended December 31, 2015, no ordinary share was repurchased under the 2015 Stock Repurchase Program and the 2014 Stock Repurchase Program, while 3,717,816 ordinary shares repurchased under the 2014 Stock Repurchase Program were retired. During the year ended December 31, 2014, 12,216,448 ADSs, equivalent to 36,649,344 ordinary shares were repurchased under the 2014 Stock Repurchase Program from the open market in aggregate for $300,495 (including commissions), at an average market price of $24.60 per ADS or $8.20 per share, of which 32,931,528 ordinary shares repurchased under the 2014 Stock Repurchase Program were retired. As of December 31, 2015 and 2014, the shares repurchased had a balance of nil and 3,717,816 ordinary shares for future shares retirement, respectively.

As of December 31, 2015, 2014 and 2013, the Company had 1,630,924,523, 1,633,701,920 and 1,666,633,448 issued ordinary shares, and 12,935,230, 17,684,386 and 16,222,246 treasury shares, with 1,617,989,293, 1,616,017,534 and 1,650,411,202 issued ordinary shares outstanding, respectively.

16.	INCOME TAXES

(Loss) income before income tax consisted of:

	Year Ended December 31,
	2015	2014	2013
Macau operations	$277,764	$775,790	$865,911
Hong Kong operations	(54,778)	(10,062)	(21,241)
Other jurisdictions’ operations	(282,763)	(235,306)	(264,216)

Total (loss) income before income tax	$(59,777)	$530,422	$580,454

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

The income tax expense consisted of:

	Year Ended December 31,
	2015	2014	2013
Income tax expense - current:
Macau Complementary Tax	$408	$2,761	$41
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	2,795	5,590
Hong Kong Profits Tax	800	1,171	654
Income tax in other jurisdictions	283	622	99

Sub-total	4,286	7,349	6,384

(Over) under provision of income tax in prior years:
Macau Complementary Tax	(423)	(57)	(417)
Hong Kong Profits Tax	(14)	124	(2)
Income tax in other jurisdictions	(5)	91	8

Sub-total	(442)	158	(411)

Income tax expense (benefit) - deferred:
Macau Complementary Tax	(3,351)	(3,917)	(3,543)
Hong Kong Profits Tax	32	(22)	12
Income tax in other jurisdictions	506	(532)	(1)

Sub-total	(2,813)	(4,471)	(3,532)

Total income tax expense	$1,031	$3,036	$2,441

A reconciliation of the income tax expense from (loss) income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2015	2014	2013
(Loss) income before income tax	$(59,777)	$530,422	$580,454
Macau Complementary Tax rate	12%	12%	12%
Income tax (credit) expense at Macau Complementary Tax rate	(7,173)	63,651	69,654
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	2,795	5,590
Effect of different tax rates of subsidiaries operating in other jurisdictions	(37,422)	(25,416)	(9,642)
(Over) under provision in prior years	(442)	158	(411)
Effect of income for which no income tax expense is payable	(1,850)	(2,272)	(395)
Effect of expenses for which no income tax benefit is receivable	18,824	12,441	26,557
Effect of profits generated by gaming operations exempted from Macau Complementary Tax	(64,437)	(109,189)	(125,702)
Losses that cannot be carried forward	979	—	—
Change in valuation allowance	89,757	60,868	36,790

	$1,031	$3,036	$2,441

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

The Company and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the Philippines and other jurisdictions, respectively, during the years ended December 31, 2015, 2014 and 2013. The Company’s subsidiary incorporated in the United States of America and dissolved in June 2013, is subject to income tax in the United States of America up to the date of dissolution in 2013.

Macau Complementary Tax, Hong Kong Profits Tax and the Philippines income tax have been provided at 12%, 16.5% and 30% on the estimated taxable income earned in or derived from Macau, Hong Kong and the Philippines, respectively, during the years ended December 31, 2015, 2014 and 2013, if applicable. Income tax in other jurisdictions for the years ended December 31, 2015, 2014 and 2013 were provided mainly for the profits of the representative offices and branches set up by a subsidiary of the Company in the region where they operate. No provisions for income tax in the United States of America for the year ended December 31, 2013 was provided as the subsidiary incurred tax losses.

Melco Crown Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations for five years commencing from 2007 to 2011 pursuant to the approval notice issued by the Macau Government dated June 7, 2007, and continues to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notice issued by the Macau Government in April 2011. Pursuant to a notice issued by the Macau Government dated January 12, 2015, one of the Company’s subsidiaries in Macau has also been exempted from Macau Complementary Tax on profits generated from income received from Melco Crown Macau until 2016, to the extent that such income is derived from Studio City gaming operations, coinciding with Melco Crown Macau’s exemption from Macau Complementary Tax. The dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax. The non-gaming profits of Melco Crown Macau and the Company’s subsidiary in Macau remain subject to the Macau Complementary Tax and Melco Crown Macau casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

During the years ended December 31, 2015, 2014 and 2013, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to Melco Crown Entertainment Limited for the years ended December 31, 2015, 2014 and 2013 would have been decreased by $64,437, $109,189 and $125,702, respectively. The basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.040 and $0.040 per share for the year ended December 31, 2015, $0.066 and $0.066 per share for the year ended December 31, 2014, and $0.076 and $0.076 per share for the year ended December 31, 2013, respectively. During the year ended December 31, 2015, the Company’s subsidiary in Macau reported net loss and no effect of the tax holiday on the consolidated net income attributable to Melco Crown Entertainment Limited and on the basic and diluted loss per share of the Group.

In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively from 2012 through 2016, coinciding with the 5-year extension of the tax holiday as mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. The income tax provision for the year 2013 included the annual lump sum dividend withholding tax payments accrued for the years 2013 and 2012.

The effective tax rates for the years ended December 31, 2015, 2014 and 2013 were negative rate of 1.7%, positive rates of 0.6% and 0.4%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2015, 2014 and 2013.

The net deferred tax liabilities as of December 31, 2015 and 2014 consisted of the following:

	December 31,
	2015	2014
Deferred tax assets
Net operating loss carried forwards	$149,616	$94,280
Depreciation and amortization	15,644	13,377
Deferred deductible expenses	3,994	4,402
Deferred rents	21,243	12,896
Others	7,219	9,527

Sub-total	197,716	134,482

Valuation allowances
Current	(26,617)	(18,626)
Long-term	(165,583)	(109,301)

Sub-total	(192,200)	(127,927)

Total deferred tax assets	5,516	6,555

Deferred tax liabilities
Land use rights	(52,032)	(55,683)
Intangible assets	(505)	(505)
Unrealized capital allowance	(3,061)	(2,821)
Others	(5,414)	(5,848)

Total deferred tax liabilities	(61,012)	(64,857)

Deferred tax liabilities, net	$(55,496)	$(58,302)

As of December 31, 2015 and 2014, valuation allowances of $192,200 and $127,927 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2015, adjusted operating tax loss carry forwards, amounting to $175,986, $228,760 and $429,924 will expire in 2016, 2017 and 2018, respectively. Adjusted operating tax loss carried forward of $152,118 has expired during the year ended December 31, 2015.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

Aggregate undistributed earnings of the Company’s foreign subsidiaries available for distribution to the Company of approximately $6,630 and $11,447 as at December 31, 2015 and 2014, respectively, are considered to be indefinitely reinvested and the amounts as of December 31, 2015 and 2014 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $994 and $1,717 as at December 31, 2015 and 2014, respectively.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and there is no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of December 31, 2015 and 2014, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the Philippines, the United States of America and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau, the Philippines and the United States of America are 6 years, 5 years, 3 years and 3 years, respectively.

17.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Group adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the 2006 Share Incentive Plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2006 Share Incentive Plan (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The new share incentive plan (“2011 Share Incentive Plan”) as described below was effective immediately after the listing of the Company’s ordinary shares on the Main Board of the Hong Kong Stock Exchange on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. Accordingly, no share option and restricted share were granted under the 2006 Share Incentive Plan during the years ended December 31, 2015, 2014 and 2013.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Share Options

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2013	16,832,154	$1.61
Exercised	(2,967,372)	1.50
Forfeited	(82,380)	2.07
Expired	(4,989)	1.01

Outstanding as at December 31, 2013	13,777,413	1.63
Exercised	(853,905)	2.06
Expired	(6,087)	1.01

Outstanding as at December 31, 2014	12,917,421	1.60
Exercised	(1,260,018)	1.51

Outstanding as at December 31, 2015	11,657,403	$1.61	3.58	$46,548

Exercisable as at December 31, 2015	11,657,403	$1.61	3.58	$46,548

A summary of share options vested under the 2006 Share Incentive Plan at December 31, 2015 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01- $5.06) (Note)	11,657,403	$1.61	3.58	$46,548

Note: No share options vested and no share options expired during the year ended December 31, 2015.

As of December 31, 2015, there was no unvested share options under the 2006 Share Incentive Plan. Share options of 1,260,018, 853,905 and 2,967,372 were exercised and proceeds amounted to $1,904, $1,758 and $4,463 were recognized during the years ended December 31, 2015, 2014 and 2013, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2015, 2014 and 2013 were $5,152, $5,472 and $34,330, respectively. As of December 31, 2015, there was no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Restricted Shares

A summary of restricted shares activity under the 2006 Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	2,238,885	$2.19
Vested	(1,297,902)	2.04
Forfeited	(38,313)	2.12

Unvested as at December 31, 2013	902,670	2.42
Vested	(902,670)	2.42

Unvested as at December 31, 2014 and 2015	—	$—

The total fair values at the date of grant of the restricted shares under the 2006 Share Incentive Plan vested during the years ended December 31, 2014 and 2013 were $2,182 and $2,643, respectively. As of December 31, 2015, there was no unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan.

2011 Share Incentive Plan

The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares and other types of awards. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2015 and 2014, 88,584,652 and 92,621,404 ordinary shares remain available for the grant of various share-based awards under the 2011 Share Incentive Plan, respectively.

Share Options

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2015, 2014 and 2013, with the exercise price for share options granted determined at the higher of the closing price at the date of grant and the average closing price for the five trading dates preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange. These share options became exercisable over vesting periods of three to four years. The share options granted expire 10 years from the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015	2014	2013
Expected dividend yield	1.40%	1.11%	—
Expected stock price volatility	57.86%	69.56%	65.50%
Risk-free interest rate	1.59%	2.04%	0.82%
Expected average life of options (years)	6.1	6.1	5.1

A summary of share options activity under the 2011 Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2013	1,901,136	$4.70
Granted	1,388,793	8.42
Exercised	(96,930)	4.70
Forfeited	(120,834)	6.00
Expired	(1,830)	4.70

Outstanding as at December 31, 2013	3,070,335	6.33
Granted	1,320,693	12.89
Exercised	(74,394)	5.34
Forfeited	(155,865)	9.84

Outstanding as at December 31, 2014	4,160,769	8.30
Granted	2,591,751	7.48
Exercised	(108,729)	4.70
Forfeited	(343,695)	9.17
Expired	(27,129)	8.42

Outstanding as at December 31, 2015	6,272,967	$7.98	8.00	$1,350

Exercisable as at December 31, 2015	2,294,499	$6.00	6.64	$1,350

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

A summary of share options vested and expected to vest under the 2011 Share Incentive Plan at December 31, 2015 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($4.70 - $8.42) (Note)	2,294,499	$6.00	6.64	$1,350

Note: 935,424 share options vested and 27,129 share options expired during the year ended December 31, 2015.

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($7.48 - $12.98)	3,978,468	$9.12	8.79	$—

The weighted average fair values of share options granted under the 2011 Share Incentive Plan during the years ended December 31, 2015, 2014 and 2013 were $3.45, $7.11 and $4.50, respectively. Share options of 108,729, 74,394 and 96,930 were exercised and proceeds amounts to $511, $397 and $455 were recognized during the years ended December 31, 2015, 2014 and 2013, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2015, 2014 and 2013 were $98, $232 and $812, respectively. As of December 31, 2015, there was $10,314 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.81 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2015, 2014 and 2013. These restricted shares have vesting periods of three to four years. The grant date fair value is determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Restricted Shares - continued

A summary of restricted shares activity under the 2011 Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2013	1,153,890	$4.43
Granted	817,068	8.27
Vested	(378,579)	4.43
Forfeited	(60,420)	5.77

Unvested at December 31, 2013	1,531,959	6.43
Granted	746,856	12.42
Vested	(632,985)	6.04
Forfeited	(77,938)	9.57

Unvested at December 31, 2014	1,567,892	9.28
Granted	1,445,001	7.24
Vested	(603,012)	6.32
Forfeited	(175,191)	8.85

Unvested at December 31, 2015	2,234,690	$8.80

The total fair values at the date of grant of the restricted shares under the 2011 Share Incentive Plan vested during the years ended December 31, 2015, 2014 and 2013 were $3,809, $3,821 and $1,676, respectively. As of December 31, 2015, there was $11,509 of unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.84 years.

MCP Share Incentive Plan

MCP adopted a share incentive plan (the “MCP Share Incentive Plan”) to promote the success and enhance the value of MCP, by linking personal interests of members of the Board, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to the stockholders of MCP. The MCP Share Incentive Plan, which was subsequently amended from time to time, was approved by MCP shareholders at MCP annual stockholders meeting and the Company’s shareholders at its extraordinary general meeting on June 21, 2013 and became effective on June 24, 2013, the date of approval from the Philippine SEC. Under the MCP Share Incentive Plan, MCP may grant various share-based awards, including but not limited to, options to purchase the MCP common shares, restricted shares, share appreciation rights and other types of awards. The term of such awards shall not exceed 10 years from the date of grant. The maximum aggregate number of common shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MCP from time to time over 10 years. As of December 31, 2015 and 2014, 90,550,748 and 57,075,917 MCP common shares remain available for the grant of various share-based awards under the MCP Share Incentive Plan, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options

For the year ended December 31, 2015, MCP granted share options to personnel under the MCP Share Incentive Plan, with the exercise price determined with reference to the market closing price of MCP common shares at the date of grant. These share options become exercisable over a vesting period of three years. For the year ended December 31, 2014, MCP granted 9,543,186 share options to certain personnel under the MCP Share Incentive Plan, with the exercise price for 4,861,003 share options determined at the higher of the closing price of MCP common shares at the date of grant and the average closing price for the five trading days preceding the date of grant. The exercise price for 4,682,183 share options is fixed at $0.19 per share, with the same exercise price with the share options granted on June 28, 2013 on the bases approved by MCP’s management that these personnel would contribute significantly to the pre-opening of City of Dreams Manila and joined MCP and its subsidiaries (collectively referred to as the “MCP Group”) prior to March 31, 2014. These share options became exercisable over different vesting periods of around three years. For the year ended December 31, 2013, MCP granted share options to certain personnel under the MCP Share Incentive Plan with the exercise price determined at the higher of the closing price of MCP common shares at the date of grant and the average closing price for the five trading days preceding the date of grant. These share options became exercisable over a vesting period of three years, with the first vesting on 30 days after the opening of City of Dreams Manila which were vested on March 4, 2015. All share options granted expire 10 years from the date of grant.

MCP uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of the Company. The risk-free interest rate used for each period presented is based on the Philippine Government bond yield at the time of grant for the period equal to the expected term.

The fair value per option under the MCP Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015	2014	2013
Expected dividend yield	—	—	—
Expected stock price volatility	45.00%	40.00%	45.00%
Risk-free interest rate	4.08%	3.77%	3.73%
Expected average life of options (years)	5.4	5.2	5.0

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options - continued

A summary of share options activity under the MCP Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2013	—	$—
Granted	120,826,336	0.19
Forfeited	(4,682,183)	0.19

Outstanding as at December 31, 2013	116,144,153	0.19
Granted	9,543,186	0.24
Forfeited	(1,560,727)	0.19

Outstanding as at December 31, 2014	124,126,612	0.19
Granted	6,796,532	0.07
Forfeited	(6,195,610)	0.18
Expired	(16,902)	0.28

Outstanding as at December 31, 2015	124,710,632	$0.17	7.69	$—

Exercisable as at December 31, 2015	75,194,658	$0.18	7.53	$—

A summary of share options vested and expected to vest under the MCP Share Incentive Plan as of December 31, 2015 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($0.18 - $0.28) (Note)	75,194,658	$0.18	7.53	$ —

Note: 75,211,560 share options vested and 16,902 share options expired during the year ended December 31, 2015.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options - continued

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($0.07 - $0.28)	49,515,974	$0.17	7.93	$—

The weighted average fair values of share options granted under the MCP Share Incentive Plan during the years ended December 31, 2015, 2014 and 2013 were $0.03, $0.14 and $0.09, respectively. No share options were exercised during the years ended December 31, 2015, 2014 and 2013. As of December 31, 2015, there was $1,750 unrecognized compensation costs related to share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 0.98 years.

Restricted Shares

For the years ended December 31, 2015 and 2014, MCP granted restricted shares to certain personnel under the MCP Share Incentive Plan with vesting periods of around three years. For the year ended December 31, 2013, MCP granted restricted shares to certain personnel under the MCP Share Incentive Plan with a vesting period of three years, with the first vesting on 30 days after the opening of City of Dreams Manila which were vested on March 4, 2015. The grant date fair value is determined with reference to the market closing price of the MCP common shares at the date of grant.

A summary of restricted shares activity under the MCP Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	—	$—
Granted	60,413,167	0.19
Forfeited	(2,341,091)	0.19

Unvested as at December 31, 2013	58,072,076	0.19
Granted	7,079,775	0.29
Forfeited	(780,365)	0.19

Unvested as at December 31, 2014	64,371,486	0.20
Granted	5,745,033	0.08
Vested	(38,375,178)	0.18
Forfeited	(3,210,126)	0.18

Unvested as at December 31, 2015	28,531,215	$0.17

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Restricted Shares - continued

The total fair value at the date of grant of the restricted shares under the MCP Share Incentive Plan vested during the year ended December 31, 2015 was $6,989. No restricted shares under the MCP Share Incentive Plan were vested during the years ended December 31, 2014 and 2013. As of December 31, 2015, there was $2,382 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.15 years.

The impact of share options and restricted shares for the Group for the years ended December 31, 2015, 2014 and 2013 recognized in the consolidated financial statements is as follows:

	Year Ended December 31,
	2015	2014	2013
2006 Share Incentive Plan
Share options	$—	$579	$3,234
Restricted shares	—	492	2,188

Sub-total	—	1,071	5,422

2011 Share Incentive Plan
Share options	6,543	5,590	2,775
Restricted shares	7,191	5,915	3,052

Sub-total	13,734	11,505	5,827

MCP Share Incentive Plan
Share options	3,248	3,631	1,756
Restricted shares	3,845	4,194	1,982

Sub-total	7,093	7,825	3,738

Total share-based compensation expenses recognized in general and administrative expenses	$20,827	$20,401	$14,987

18.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees and executive officers in Macau, Hong Kong, the Philippines and certain other jurisdictions.

Employees

Macau

Employees employed by the Group in Macau are members of government-managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau Government and the Group is required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits.

The Group provides options for its qualifying employees in Macau to participate in voluntary defined contribution schemes (the “Macau Schemes”) operated by the Group in Macau. The Group either contributes a fixed percentage of the eligible employees’ base salaries, a fixed amount or an amount which

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	EMPLOYEE BENEFIT PLANS - continued

Employees - continued

Macau - continued

matches the contributions of the employees up to a certain percentage of base salaries, determined by seniority, tenure and the type of plan, to the Macau Schemes. The Group’s contributions to the Macau Schemes are vested in accordance to a vesting schedule, achieving full vesting 10 years from the date of employment. The Macau Schemes were established under trust with the fund assets being held separately from those of the Group by independent trustees in Macau.

Hong Kong

Executive officers, employees employed by the Group in Hong Kong and certain employees employed by the Group in other jurisdictions are members of Mandatory Provident Fund Schemes (the “MPF Schemes”) operated by the Group in Hong Kong. The Group provides options for its qualifying employees to participate in voluntary contribution plan of the MPF Schemes. The Group is required to contribute a certain percentage of the executive officers’ and employees’ base salaries, determined by seniority, tenure and the type of plan, to the MPF Schemes, which included the Group’s mandatory portion. The excess of contributions over the Group’s mandatory portion are treated as the Group’s voluntary contribution and are vested in accordance to a vesting schedule, achieving full vesting 10 years from the date of employment. The Group’s mandatory contributions to the MPF Schemes are fully and immediately vested to the executive officers and employees once they are paid. The MPF Schemes were established under trust with the fund assets being held separately from those of the Group by independent trustees in Hong Kong.

The Philippines

Employees employed by MCP Group in the Philippines are members of government-managed Social Security System Scheme (the “SSS Scheme”) operated by the Philippine Government and MCP Group is required to pay a certain percentage of the employees’ relevant income and met the minimum mandatory requirements of the SSS Scheme to fund the benefits.

Other Jurisdictions

The Group’s subsidiaries in certain other jurisdictions operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ relevant income and met the minimum mandatory requirements.

The obligations of the Group with respect to the above retirement benefits schemes are to make the required contributions under the schemes.

During the years ended December 31, 2015, 2014 and 2013, the Group’s contributions into the defined contribution plans were $18,295, $14,823 and $8,522, respectively.

19.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	DISTRIBUTION OF PROFITS - continued

is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2015 and 2014, the balance of the reserve amounted to $31,202 and $31,202, respectively.

The 2011 Credit Facilities contained restrictions, which applied until the 2011 Credit Facilities was amended on June 29, 2015, on paying dividends to companies or persons who were not members of the 2011 Borrowing Group, unless certain financial tests and conditions were satisfied. Dividends might be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The 2015 Credit Facilities removed certain restrictions on paying of dividends applied under the 2011 Credit Facilities. Under the 2015 Credit Facilities, which apply on and from June 29, 2015, the payment of dividends to companies or persons who are not members of the 2015 Borrowing Group remains restricted in certain circumstances, unless certain financial tests and conditions are satisfied and there is no continuing default under the 2015 Credit Facilities.

The indenture governing the 2013 Senior Notes and the 2010 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by MCE Finance and its respective restricted subsidiaries.

The indenture governing the Studio City Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by Studio City Finance and its restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by Studio City Investments and its restricted subsidiaries.

20.	DIVIDENDS

On February 25, 2014, the Company’s Board of Directors adopted a new dividend policy (the “New Dividend Policy”). Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide its shareholders with quarterly dividends of approximately 30% of the Company’s consolidated net income attributable to Melco Crown Entertainment Limited for the relevant quarter, commencing from the first quarter of 2014. The New Dividend Policy also allows the Company to declare special dividends from time to time in addition to the quarterly dividends.

On March 16, 2015, June 5, 2015, September 4, 2015 and December 4, 2015, the Company paid quarterly dividends of $0.0171, $0.0112, $0.0045 and $0.0061 per share, respectively, under the New Dividend Policy. During the year ended December 31, 2015, the Company recorded $62,850 as a distribution against retained earnings.

On February 18, 2016, a special dividend of $0.2146 per share has been declared by the Board of Directors of the Company and payable on March 16, 2016 to the shareholders of records as of March 1, 2016.

On April 16, 2014, the Company paid a special dividend of $0.1147 per share and recorded $189,459 as a distribution against share premium.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	DIVIDENDS - continued

On June 6, 2014, September 4, 2014 and December 4, 2014, the Company paid quarterly dividends of $0.0431, $0.0259 and $0.0239 per share, respectively, under the New Dividend Policy. During the year ended December 31, 2014, the Company recorded $153,259 as a distribution against retained earnings.

The total amount of special and quarterly dividends of $342,718 were paid during the year ended December 31, 2014.

During the year ended December 31, 2013, the Company did not declare or pay any cash dividends on the ordinary shares.

21.	REGULAR/PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a)	Regular/Provisional License

As of March 13, 2013, PAGCOR allowed the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity” to operate the casino business and as representative for itself and on behalf of the other co-licensees including SM Investments Corporation (“SMIC”), PremiumLeisure and Amusement, Inc. (“PLAI”) and Belle under the provisional license (the “Provisional License”) in their dealings with PAGCOR. SMIC, PLAI and Belle are collectively referred to as the “Philippine Parties”. As a result, MCE Holdings (Philippines) Corporation, a subsidiary of MCP, and its subsidiaries including MCE Leisure (collectively the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of City of Dreams Manila.

On January 30, 2015, MCE Leisure applied to PAGCOR for the issuance of the regular license (the “Regular License”) for City of Dreams Manila as the Licensees satisfied the Investment Commitment (as defined in Note 22(c)) under the terms of the Provisional License.

PAGCOR issued the Regular License dated April 29, 2015 in replacement of the Provisional License to the Licensees for the operation of City of Dreams Manila. The Regular License has the same terms and conditions as the Provisional License, is concurrent with section 13 of Presidential Decree No. 1869, and is valid until July 11, 2033.

Further details of the terms and commitments under the Regular/Provisional License are included in Note 22(c).

(b)	Cooperation Agreement

On March 13, 2013, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 among MCE Holdings Group, SMIC and certain of its subsidiaries (collectively the “SM Group”), Belle and PLAI became effective upon completion of the closing arrangement conditions, with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Regular/Provisional License and the operation and management of City of Dreams Manila until the expiry of the Regular/Provisional License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). Further details of the commitments under the Cooperation Agreement are included in Note 22(c).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	REGULAR/PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(c)	Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MCE Leisure. The Operating Agreement was effective on March 13, 2013 and ends on the date of expiry of the Regular/Provisional License (as that Regular/Provisional License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Regular/Provisional License is currently scheduled to expire on July 11, 2033. Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to PLAI upon commencement of operations of City of Dreams Manila in December 2014, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of City of Dreams Manila and was included in “Payments to the Philippine Parties” in the consolidated statements of operations, and MCE Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d)	MCP Lease Agreement

On March 13, 2013, the MCP Lease Agreement which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle became effective upon completion of closing arrangement conditions and with minor changes from the original terms. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures for City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property is used by MCE Leisure and any of its affiliates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses. Further information in relation to the MCP Lease Agreement was disclosed in Notes 12 and 22(c).

22.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2015, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling $254,687 including advance payments for construction costs of $26,544.

(b)	Lease Commitments and Other Arrangements

Operating Leases – As a Lessee

The Group leased a portion of land for City of Dreams Manila, Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancellable operating lease agreements that expire at various dates through July 2033. Certain lease agreements provide for periodic rental

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements - continued

Operating Leases – As a Lessee - continued

increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2015, 2014 and 2013, the Group incurred rental expenses amounting to $39,667, $32,829 and $21,815, respectively, which consisted of minimum rental expenses of $32,864, $25,374 and $17,586 and contingent rental expenses of $6,803, $7,455 and $4,229, respectively.

As of December 31, 2015, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,
2016	$25,271
2017	22,776
2018	22,408
2019	23,096
2020	16,352
Over 2020	80,365

$190,268

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila and Studio City with various retailers that expire at various dates through October 2025. Certain of the operating and right to use agreements include minimum base fee with escalated contingent fee clauses. During the years ended December 31, 2015, 2014 and 2013, the Group earned contingent fees of $12,898, $17,497 and $19,563, respectively.

As of December 31, 2015, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2016	$13,706
2017	15,324
2018	23,306
2019	20,482
2020	14,310
Over 2020	2,779

$89,907

The total minimum future fees do not include the escalated contingent fee clauses.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to the following:

i)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi)	Melco Crown Macau must maintain a guarantee issued by a Macau bank in favor of the Macau Government in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee given by the bank to the Macau Government as disclosed in Note 22(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land in Macau on which Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts - continued

right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

Altira Macau

On December 18, 2013, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located (see Note 9). The amendment required an additional land premium of approximately $2,449 which was fully paid by Altira Developments in July 2013. According to the revised land amendment, the government land use fees were revised from approximately $171 per annum to $186 per annum. As of December 31, 2015, the Group’s total commitment for government land use fees for Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $2,817.

City of Dreams

On January 29, 2014, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located (see Note 9). The amendment required an additional land premium of approximately $23,344, with $8,736 paid in October 2013 upon acceptance of the final amendment proposal and the remaining amount of approximately $14,608 payable in four biannual instalments, with 5% interest accruing per annum, with the first three instalments paid in July 2014, January 2015 and July 2015, respectively, and the last instalment paid in January 2016. As of December 31, 2015 and 2014, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $3,788 and $7,302, and in land use rights payable in an amount of nil and $3,788, respectively. According to the revised land amendment, the government land use fees were revised to $1,185 per annum during the development period of additional hotel at City of Dreams; and to $1,235 per annum after the completion of the development. As of December 31, 2015, the Group’s total commitment for government land use fees for City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $21,616.

Studio City

On September 23, 2015, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located. Such amendment reflected the change to build a five-star hotel to a four-star hotel. According to the revised land amendment, the government land use fees were $490 per annum during the development period of Studio City; and $1,131 per annum after the development period. As of December 31, 2015, the Group’s total commitment for government land use fees for Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $10,565.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Regular/Provisional License

Under the terms of the Provisional License, PAGCOR requires, amongst other things, the Licensees to make a total investment of $1,000,000 for City of Dreams Manila (the “Investment Commitment”) with a minimum investment of $650,000 to be made prior to the opening of City of Dreams Manila on December 14, 2014. Under the terms of the Cooperation Agreement, the Licensees’ Investment Commitment of $1,000,000 will be satisfied as follows:

•	For the amount of $650,000: (a) in the case of the Philippine Parties, the land and building structures having an aggregate value as determined by PAGCOR of not less than $325,000; and (b) in the case of MCE Leisure, the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures, having an aggregate value as determined by PAGCOR of not less than $325,000.

•	For the remaining $350,000, the Philippine Parties and MCE Leisure shall make equal contributions of $175,000 to City of Dreams Manila. The Licensees agree to contribute such amounts and for such purposes as notified by MCE Leisure (or in certain circumstances the Philippine Parties) to PAGCOR (subject to any recommendations PAGCOR may make).

On January 30, 2015, MCE Leisure applied to PAGCOR for the issuance of the Regular License for City of Dreams Manila as the Licensees satisfied the Investment Commitment of $1,000,000 under the terms of the Provisional License. PAGCOR issued the Regular License dated April 29, 2015 in replacement of the Provisional License to the Licensees for the operation of City of Dreams Manila. The Regular License has the same terms and conditions as the Provisional License and is valid until July 11, 2033.

Other commitments required by PAGCOR under the Regular/Provisional License are as follows:

•	Within 30 days from getting approval by PAGCOR of the project implementation plan, to submit a bank guarantee, letter of credit or surety bond in the amount of PHP100,000,000 (equivalent to $2,120) to guarantee the Licensees’ completion of City of Dreams Manila and is subject to forfeiture in case of delay in construction which delay exceeds 50% of the schedule, of which SM Group had submitted a surety bond of PHP100,000,000 (equivalent to $2,120) to PAGCOR on February 17, 2012. The surety bond was subsequently released on March 31, 2015.

•	Seven days prior to commencement of operation of the casino, to secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $2,120) to ensure prompt and punctual remittance/payment of all license fees, of which MCE Leisure had secured a surety bond of PHP100,000,000 (equivalent to $2,120) in December 2014.

•

The Licensees are required to maintain an escrow account into which all funds for development of City of Dreams Manila must be deposited and all funds withdrawn from this account must be used only for such development and to deposit $100,000 in the escrow account and maintain a balance of $50,000 until the completion of City of Dreams Manila, of which MCE Leisure had setup the escrow account in March 2013. On May 7, 2015, PAGCOR granted the approval to close the escrow account as the Licensees had fulfilled the completion of City of Dreams Manila and funds of $50,000 held in the escrow account were released to MCE Leisure on June 15, 2015. The

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Regular/Provisional License - continued

escrow account balance released to MCE Leisure was partly funded by the Philippine Parties in accordance with the terms of the Cooperation Agreement and the amount was included in the accrued expenses and other current liabilities as disclosed in Note 10.

•	License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation.

For taxable periods prior to April 1, 2014, under the terms of the Regular/Provisional License, PAGCOR and the Licensees agreed the license fees that are paid to PAGCOR by the Licensees are in lieu of all taxes with reference to the income component of the gross gaming revenues. In May 2014, PAGCOR temporarily reduced the license fees by 10% to 5% and 15% of gross gaming revenues effective from April 1, 2014. The license fee reduction is required to be used for the payment of corporate income taxes and any portion not used for such payment must be paid to PAGCOR as an annual true-up payment (as defined). This adjustment will address the additional exposure to corporate income tax on the Licensees brought by the Philippine Bureau of Internal Revenue (“BIR”) Revenue Memorandum Circular (“RMC”) No. 33-2013 dated April 17, 2013. The 10% license fee adjustment is a temporary measure to address the unilateral BIR action and is not intended to modify, amend or revise the Regular/Provisional License. PAGCOR and the Licensees agreed to revert to the original license fee structure under the Regular/Provisional License in the event BIR action is permanently restrained, corrected or withdrawn. PAGCOR and the Licensees also agreed that the 10% license fee adjustment is not an admission of the validity of BIR RMC No. 33-2013 and it is not a waiver of any of the remedies against any assessments by BIR for corporate income tax on the gaming revenue of the Licensees in the Philippines.

•	In addition to the above license fees, the Licensees are required to remit 2% of casino revenues generated from non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by the Licensees and approved by PAGCOR, of which the foundation was setup by MCE Leisure on February 19, 2014.

•	PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% fee except for rental income received from retail concessionaires.
•	Grounds for revocation of the Regular/Provisional License, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt or insolvent; (d) delay in construction of more than 50% of the schedule; and (e) if debt-to-equity ratio is more than 70:30. As of December 31, 2015 and 2014, MCE Holdings Group, as one of the parties as Licensees, has complied with the required debt-to-equity ratio under definition as agreed with PAGCOR.

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Regular/Provisional License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensees arising out of, or in

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Cooperation Agreement - continued

connection with, any breach by the indemnifying Licensee of the Regular/Provisional License. Also, each of the Philippine Parties and MCE Holdings Group agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

MCP Lease Agreement

Under the terms of the MCP Lease Agreement, MCE Leisure shall indemnify and keep Belle fully indemnified against all claims, actions, demands, actions and proceedings made against Belle by any person arising as a result of or in connection with any loss, damage or injury from MCE Leisure’s use and operation of business on the leased property.

(d)	Guarantees

Except as disclosed in Note 11, the Group has made the following significant guarantees as of December 31, 2015:

•	Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of the bank guarantee issued to the Macau Government as disclosed in Note 22(c)(vi) under gaming subconcession to the consolidated financial statements.

•	The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•	Pursuant to the Commitment Letter for the Studio City Project Facility as disclosed in Note 11, the Studio City Borrower, among others, provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents, such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith.

•	Under the Cooperation Agreement, Belle has irrevocably and unconditionally guaranteed to MCE Holdings Group the due and punctual observance, performance and discharge of all obligations of PLAI and each SM Group’s company, and indemnified MCE Holdings Group against any and all loss incurred in connection with any default by the Philippine Parties under the Cooperation Agreement. MCE Leisure has likewise irrevocably and unconditionally guaranteed to each of the Philippine Parties the due and punctual observance, performance and discharge of all obligations of MCE Holdings Group, and indemnified the Philippine Parties against any and all loss incurred in connection with any default by MCE Holdings Group under the Cooperation Agreement.

•	In October 2013, Studio City Developments entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility is available until August 31, 2017 and guaranteed by Studio City Company. As of December 31, 2015, approximately $1,335 of the Trade Credit Facility had been utilized.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees - continued

•	MCE Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $2,120) to a bank in respect of surety bond issued to PAGCOR as disclosed in Note 22(c) under Regular/Provisional License.

(e)	Litigation

On August 12, 2014, a subsidiary’s Taiwan branch office and certain of its employees received indictment from the Taipei District Prosecutors Office for alleged violations of certain Taiwan banking and foreign exchange laws. In October 2015, the Taipei District Court rendered a not guilty verdict in favor of all defendants, on all charges alleging violation of Taiwan banking and foreign exchange laws. The Taipei District Court also lifted the freeze order on a deposit account in October 2015 and such deposit was released from restricted cash upon lifting of the freeze order. The case is now under appeal at the Taipei High Court. As of the date of this report, management believes that the Group’s operations in Taiwan are in compliance with Taiwan laws and the legal proceedings would have no material impact on the Group’s financial statements as a whole.

As of December 31, 2015, the Group is a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings would have no material impact on the Group’s financial statements as a whole.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2015, 2014 and 2013, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2015	2014	2013

Transactions with affiliated companies
Crown’s subsidiary	Consultancy fee expense	$461	$387	$370
	Purchase of property and equipment	771	830	371
	Software license fee expense	312	312	312

Lisboa Holdings Limited (“Lisboa”)(1)	Office rental expense	1,597	1,810	895

Melco’s subsidiaries and its associated companies	Consultancy fee expense	449	546	643
	Office rental expense	—	—	308
	Purchase of property and equipment	7,758	2,852	597
	Service fee expense(2)	728	775	802
	Other service fee income	1,609	632	510
	Rooms and food and beverage income	41	115	49

Shun Tak Holdings Limited’s subsidiaries and its associated company (collectively referred to as the “Shun Tak Group”)(1)	Office rental expense	238	199	171
	Traveling expense(3)	3,685	3,641	2,962

Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	1,021	1,399	1,809

Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(3)	395	515	570

Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (collectively referred to as the “STDM Group”)(1)	Office rental expense	1,451	1,457	1,405
	Service fee expense	194	203	222
	Traveling expense(3)	175	14	113

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(3)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transaction

On December 18, 2014, MCE (IP) Holdings Limited (“MCE IP”), a subsidiary of the Company, and Crown Films LLC (“CFL”), a subsidiary of Crown, entered into an assignment agreement, under which CFL agreed to assign exclusively to MCE IP a 50% share of a short film and all related elements at a consideration of $15,619, representing 50% of the total production cost incurred by CFL as at the date of the assignment agreement. The short film was produced for the purpose of promoting the Company’s properties in Asia and Crown’s properties in Australia.

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
Melco’s subsidiaries	$1,174	$1,077
Shun Tak Group	1	2

	$1,175	$1,079

The outstanding balances due from affiliated companies as of December 31, 2015 and 2014 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
Crown’s subsidiary	$1,935	$930
Melco’s subsidiary	—	1,933
Shun Tak Group	231	343
SJM	98	215
Sky Shuttle	87	130
STDM Group	87	75
Lisboa	26	—

	$2,464	$3,626

The outstanding balances due to affiliated companies as of December 31, 2015 and 2014 as mentioned above are unsecured, non-interest bearing and repayable on demand.

24.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams, Studio City, which commenced operations on October 27,

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

2015 and City of Dreams Manila, which commenced operations on December 14, 2014. Upon closing of the various agreements entered between MCP Group and the Philippine Parties for development and operation of City of Dreams Manila and the completion of the placing and subscription transaction of MCP during the year ended December 31, 2013, City of Dreams Manila has become one of the operating segments of the Group as of June 30, 2013. Taipa Square Casino is included within Corporate and Others.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2015	2014	2013
Macau:
Mocha Clubs	$145,631	$173,150	$159,927
Altira Macau	496,455	501,105	573,814
City of Dreams	3,183,460	3,133,680	3,148,657
Studio City	3,769,284	3,902,717	2,504,332

Sub-total	7,594,830	7,710,652	6,386,730

The Philippines:
City of Dreams Manila	941,926	1,064,459	631,377

Corporate and Others	1,725,553	1,485,669	1,686,179

Total consolidated assets	$10,262,309	$10,260,780	$8,704,286

Capital Expenditures
	Year Ended December 31,
	2015	2014	2013
Macau:
Mocha Clubs	$6,446	$13,116	$6,515
Altira Macau	18,404	21,984	5,464
City of Dreams	331,503	264,922	97,654
Studio City	968,696	907,455	440,826

Sub-total	1,325,049	1,207,477	550,459

The Philippines:
City of Dreams Manila	98,884	405,196	359,854

Corporate and Others	31,909	24,632	2,042

Total capital expenditures	$1,455,842	$1,637,305	$912,355

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations is as follows:

	Year Ended December 31,
	2015	2014	2013
NET REVENUES
Macau:
Mocha Clubs	$136,217	$147,373	$148,683
Altira Macau	574,848	744,850	1,033,801
City of Dreams	2,794,673	3,848,623	3,857,049
Studio City	125,303	1,767	1,093

Sub-total	3,631,041	4,742,613	5,040,626

The Philippines:
City of Dreams Manila	300,409	7,564	—

Corporate and Others	43,350	52,132	46,552

Total net revenues	$3,974,800	$4,802,309	$5,087,178

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$30,259	$36,337	$40,222
Altira Macau	36,261	84,795	147,340
City of Dreams	798,504	1,165,632	1,193,211
Studio City	11,594	(1,296)	(1,059)

Sub-total	876,618	1,285,468	1,379,714

The Philippines:
City of Dreams Manila	55,366	6	(603)

Total adjusted property EBITDA	931,984	1,285,474	1,379,111

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	(16,547)	(870)	—
Pre-opening costs	(168,172)	(90,556)	(13,969)
Development costs	(110)	(10,734)	(26,297)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(54,056)	(64,471)	(64,271)
Depreciation and amortization	(359,341)	(246,686)	(261,298)
Land rent to Belle	(3,476)	(3,562)	(3,045)
Share-based compensation	(20,827)	(20,401)	(14,987)
Property charges and others	(38,068)	(8,698)	(6,884)
Gain on disposal of assets held for sale	—	22,072	—
Corporate and Others expenses	(115,735)	(118,971)	(91,299)

Total operating costs and expenses	(833,569)	(600,114)	(539,287)

OPERATING INCOME	$98,415	$685,360	$839,824

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2015	2014	2013
NON-OPERATING INCOME (EXPENSES)
Interest income	$13,900	$20,025	$7,660
Interest expenses, net of capitalized interest	(118,330)	(124,090)	(152,660)
Amortization of deferred financing costs	(38,511)	(28,055)	(18,159)
Loan commitment and other finance fees	(7,328)	(18,976)	(25,643)
Foreign exchange loss, net	(2,156)	(6,155)	(10,756)
Other income, net	2,317	2,313	1,661
Loss on extinguishment of debt	(481)	—	(50,935)
Costs associated with debt modification	(7,603)	—	(10,538)

Total non-operating expenses, net	(158,192)	(154,938)	(259,370)

(LOSS) INCOME BEFORE INCOME TAX	(59,777)	530,422	580,454
INCOME TAX EXPENSE	(1,031)	(3,036)	(2,441)

NET (LOSS) INCOME	(60,808)	527,386	578,013
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	166,555	80,894	59,450

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$105,747	$608,280	$637,463

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle, gain on disposal of assets held for sale, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2015	2014	2013
Macau	$6,355,934	$5,366,692	$4,503,982
The Philippines	691,729	728,999	334,827
Hong Kong and other foreign countries	2,390	1,817	1,289

Total long-lived assets	$7,050,053	$6,097,508	$4,840,098

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES

On April 8, 2013, the Company through its subsidiary, MCE (Philippines) Investments Limited (“MCE Investments”), subscribed for 2,846,595,000 common shares of MCP at a total consideration of PHP2,846,595,000 (equivalent to $69,592 based on exchange rate on transaction date), which increased the Company’s shareholding in MCP and the Group recognized an increase of $401 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

On April 24, 2013, MCP and MCE Investments completed a placing and subscription transaction (the “Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 981,183,700 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) (the “Offer”). MCE Investments then used the proceeds from the Offer to subscribe for an equivalent number of common shares of MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). In connection with the Offer, MCE Investments granted an over-allotment option (the “Over-allotment Option”) of up to 117,075,000 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) to a stabilizing agent (the “Stabilizing Agent”). On May 23, 2013, the Stabilizing Agent exercised the Over-allotment Option and subscribed for 36,024,600 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share). MCE Investments then used the proceeds from the Over-allotment Option to subscribe for an equivalent number of common shares of MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $227,134 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

In March and April 2014, there are minor changes in ownership of MCP by the Group. The Company through its subsidiary, MCE (Philippines) Investments No.2 Corporation, acquired additional 400 common shares and 3,000 common shares of MCP under trust arrangements on March 13, 2014 and April 11, 2014, respectively. On March 31, 2014, MCE Investments sold 200 common shares of MCP to two independent directors of MCP.

On June 24, 2014, MCP and MCE Investments completed a placing and subscription transaction (the “2014 Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 485,177,000 common shares of MCP at the offer price of PHP11.30 per share (equivalent to $0.26 per share) (the “2014 Offer”). MCE Investments then used the proceeds from the 2014 Offer to subscribe for an equivalent number of common shares of MCP at the subscription price of PHP11.30 per share (equivalent to $0.26 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $57,293 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

On November 23, 2015, the Company through MCE Investments, subscribed for 693,500,000 common shares of MCP at a total consideration of PHP2,704,650,000 (equivalent to $57,681 based on exchange rate on transaction date), which increased the Company’s shareholding in MCP and the Group recognized a decrease of $7,368 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

For the year ended December 31, 2015, 38,375,178 of restricted shares under the MCP Share Incentive Plan were vested (further details please refer to Note 17), which decreased the Company’s shareholding in MCP and the Group recognized a decrease of $1,740 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES - continued

During the year ended December 31, 2015, the total transfers to noncontrolling interest amounted to $9,108 and during the years ended December 31, 2014 and 2013, the total transfers from noncontrolling interests amounted to $57,293 and $227,535, respectively, in relation to transactions as described above. The Group retains its controlling financial interest in MCP before and after the above transactions.

The schedule below discloses the effects of changes in the Company’s ownership interest in MCP on the Company’s equity:

	Year Ended December 31,
	2015	2014	2013
Net income attributable to Melco Crown Entertainment Limited	$105,747	$608,280	$637,463
Transfers (to) from noncontrolling interests:
Decrease in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 693,500,000 common shares of MCP	(7,368)	—	—
Decrease in Melco Crown Entertainment Limited additional paid-in capital resulting from the vesting of restricted shares under the MCP Share Incentive Plan	(1,740)	—	—
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the 2014 Placing and Subscription Transaction for subscription of common shares of MCP	—	57,293	—
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the Placing and Subscription Transaction and the Over-allotment Option exercised by the Stabilizing Agent for subscription of common shares of MCP	—	—	227,134
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 2,846,595,000 common shares of MCP	—	—	401

Changes from net income attributable to Melco Crown Entertainment Limited’s shareholders and transfers from noncontrolling interests	$96,639	$665,573	$864,998

26.	SUBSEQUENT EVENT

On March 18, 2016, the Board of Directors of the Company approved a modification to lower the exercise prices and extend the vesting schedules of certain outstanding share options held by active employees as of March 18, 2016. A total of 4,572,234 share options awarded in 2013, 2014 and 2015 under the 2011 Share Incentive Plan were modified to state an exercise price of $17.27 per ADS or $5.7567 per share, which reflected the closing price of the Company’s ADS on the NASDAQ Global Select Market on the modification date.

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$18,850	$7,708
Bank deposits with original maturity over three months	47,943	—
Amount due from an affiliated company	184	1,091
Amounts due from subsidiaries	150,323	238,090
Income tax receivable	62	—
Prepaid expenses and other current assets	3,823	7,565

Total current assets	221,185	254,454

INVESTMENTS IN SUBSIDIARIES	5,940,761	5,915,023

TOTAL ASSETS	$6,161,946	$6,169,477

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$3,270	$2,920
Income tax payable	—	239
Amount due to an affiliated company	320	24
Amounts due to subsidiaries	184,549	183,872

Total current liabilities	188,139	187,055

ADVANCE FROM A SUBSIDIARY	1,634,005	1,696,090
OTHER LONG-TERM LIABILITIES	169	191

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized – 7,300,000,000 shares as of December 31, 2015 and 2014 and issued – 1,630,924,523 and 1,633,701,920 shares as of December 31, 2015 and 2014, respectively)	16,309	16,337
Treasury shares, at cost (12,935,230 and 17,684,386 shares as of December 31, 2015 and 2014, respectively)	(275)	(33,167)
Additional paid-in capital	3,075,459	3,092,943
Accumulated other comprehensive losses	(21,934)	(17,149)
Retained earnings	1,270,074	1,227,177

Total shareholders’ equity	4,339,633	4,286,141

TOTAL LIABILITIES AND EQUITY	$6,161,946	$6,169,477

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013

REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(30,843)	(33,887)	(33,345)
Property charges and others	(907)	—	—

Total operating expenses	(31,750)	(33,887)	(33,345)

OPERATING LOSS	(31,750)	(33,887)	(33,345)

NON-OPERATING INCOME (EXPENSES)
Interest income	992	3	(403)
Interest expenses, net of capitalized interest	—	—	(4,274)
Amortization of deferred financing costs	—	—	(748)
Foreign exchange (loss) gain, net	(108)	569	(1,231)
Other income, net	19,118	22,325	20,366
Loss on extinguishment of debt	—	—	(679)
Share of results of subsidiaries	118,046	620,023	658,016

Total non-operating income, net	138,048	642,920	671,047

INCOME BEFORE INCOME TAX	106,298	609,033	637,702

INCOME TAX EXPENSE	(551)	(753)	(239)

NET INCOME	$105,747	$608,280	$637,463

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
Net income	$105,747	$608,280	$637,463
Other comprehensive loss:
Foreign currency translation adjustment	(4,767)	(1,538)	(14,535)
Change in fair value of interest rate swap agreements	(18)	(19)	—

Other comprehensive loss	(4,785)	(1,557)	(14,535)

Total comprehensive income attributable to Parent Company	$100,962	$606,723	$622,928

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$105,747	$608,280	$637,463
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	13,734	12,576	11,249
Amortization of deferred financing costs	—	—	748
Loss on extinguishment of debt	—	—	679
Dividend received from a subsidiary	150,000	420,000	—
Share of results of subsidiaries	(118,046)	(620,023)	(658,016)
Changes in operating assets and liabilities:
Amount due from an affiliated company	907	(1,091)	1,113
Income tax receivable	(301)	—	—
Prepaid expenses and other current assets	983	(2,429)	(367)
Accrued expenses and other current liabilities	350	584	(4,129)
Income tax payable	—	111	394
Amount due to a shareholder	—	(67)	67
Amounts due to affiliated companies	296	(1,759)	1,724
Amounts due to subsidiaries	964	2,053	1,189
Other long-term liabilities	(22)	191	—

Net cash provided by (used in) operating activities	154,612	418,426	(7,886)

CASH FLOWS FROM INVESTING ACTIVITIES
Placement of bank deposits with original maturity over three months	(144,730)	—	—
Advances to subsidiaries	(63,246)	(155,883)	(497,325)
Repayment of advance to a subsidiary	—	400	1,337
Change in restricted cash	—	—	368,177
Amounts due from subsidiaries	90,245	(167,606)	1,800
Withdrawals of bank deposits with original maturity over three months	96,787	—	—

Net cash used in investing activities	(20,944)	(323,089)	(126,011)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of advance from a subsidiary	(105,398)	—	—
Dividends paid	(62,850)	(342,718)	—
Repurchase of shares for retirement	—	(300,495)	—
Purchase of shares under trust arrangement for future vesting of restricted shares	—	(1,721)	(8,770)
Principal payments on long-term debt	—	—	(721,455)
Proceeds from exercise of share options	2,409	—	4,017
Advance from a subsidiary	43,313	553,891	860,632

Net cash (used in) provided by financing activities	(122,526)	(91,043)	134,424

NET INCREASE IN CASH AND CASH EQUIVALENTS	11,142	4,294	527
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,708	3,414	2,887

CASH AND CASH EQUIVALENTS AT END OF YEAR	$18,850	$7,708	$3,414

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENT SCHEDULE 1

(In thousands of U.S. dollars, except share and per share data)

1.	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2015 and 2014, approximately $4,054,000 and $3,786,000, respectively, of the restricted net assets were not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2015, 2014 and 2013. The Company received cash dividend of $150,000, 420,000 and nil from its subsidiary during the years ended December 31, 2015, 2014 and 2013, respectively.

2.	Basis of Presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.